As filed with the Securities and Exchange Commission on July 29, 2024

SECURITIES ACT FILE NO. 333-266297

INVESTMENT COMPANY ACT FILE NO. 811-22534

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 5	☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 31	☒

VERSUS CAPITAL REAL ESTATE FUND LLC

(Exact Name of Registrant as Specified in Charter)

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

William R. Fuhs, Jr.

c/o Versus Capital Advisors LLC

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☒	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ____.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Explanatory Note

This Registration Statement on Form N-2 is being filed in order to bring the financial statements up to date and make certain other updates to the Fund’s Prospectus and Statement of Additional Information.

PROSPECTUS DATED JULY 29, 2024

VERSUS CAPITAL

REAL ESTATE FUND LLC

(formerly, Versus Capital Multi-Manager Real Estate Income Fund LLC)

Shares of Beneficial Interest: (VCMIX)

Versus Capital Real Estate Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”), and repurchased by the Fund on a quarterly basis in an amount not less than 5% nor more than 25% of the Fund’s outstanding Shares, according to the Fund’s repurchase policy established pursuant to Rule 23c-3 under the Investment Company Act. See “Prospectus Summary – Quarterly Repurchases of Shares.” The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

Investment Objective. The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.

Investment Strategies. The Fund pursues its investment objectives primarily by investing in (i) investments in third party private funds that themselves invest in real estate and in debt investments secured by real estate (collectively, the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed real estate investment trusts (“REITs”) and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.

Shares. This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”). The Shares are continuously offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).

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Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.
•	You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.
•	Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.
•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.
•	The Fund, the Subsidiary, and the underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors – Leverage Risk.”
•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings.

This Prospectus sets forth the information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated July 29, 2024, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237 or by calling (877) 200-1878. You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.versuscapital.com. The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense. Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

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OFFERING PROCEEDS

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(1),(3)
Shares	At current NAV	$0.00	Amount invested at current NAV

(1)

An indefinite number of Shares are offered on a best efforts basis and are offered on a continuous basis at a price equal to the Fund’s NAV per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Shares do not carry a “sales load” so the price to the public will equate to the proceeds to the Fund. The proceeds set forth herein have not been reduced by the other expenses of issuance and distribution set forth in “Part C – Other Information – Other Expenses of Issuance and Distribution.”

(2)	The Shares are not subject to a “sales load,” as defined in the Investment Company Act. See “Distribution Arrangements.”
(3)	Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate certain Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase management fees payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by FINRA. Such Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.
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You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (the “SAI”). In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Versus Capital Real Estate Fund LLC.

The Fund

Versus Capital Real Estate Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). Shares of the Fund have no history of public trading, nor is it intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “Risk Factors” below in this Prospectus). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

Adviser

The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Denver, CO, the Adviser is an asset management firm that specializes in real asset investing with approximately $4.95 billion in assets under management as of June 30, 2024. The Adviser has entered into sub-advisory agreements with Principal Real Estate Investors, LLC (“PrinREI”) and Security Capital Research & Management Incorporated (“Security Capital”) (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”) in connection with the management of a portion of the Fund’s assets. See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees.”

Continuous Offering

The Fund is offering shares of beneficial interest of the Fund (collectively, the “Shares”) on a continuous basis at the Fund’s net asset value (“NAV”) per Share. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.

Shares of the Fund will be sold to: (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, general partners, or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors referred to in clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.

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Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

The Fund may close at any time to new investors and, during such closings, dividend reinvestment and additional or new Share purchases may only be executed by institutions that are existing shareholders and their clients. Following any such closure, the Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to the investors via a supplement to this Prospectus.

Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s principal underwriter and distributor of the Fund’s Shares. The Adviser retains the right to approve any proposed investor in the Fund prior to its purchase of Shares through the Distributor. In addition, both the Adviser and the Fund reserve the right to reject any purchase order for any reason.

Interval Fund

Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s repurchase policy provides that each quarterly period the Fund will offer to repurchase not less than 5% nor more than 25% of the Fund’s outstanding Shares. The Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase. If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Quarterly Repurchases of Shares”, “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

Use of Proceeds

The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. In addition, for cash management purposes, the proceeds of this offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds, and/or liquid real estate-focused exchange-traded funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and investment policy. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.

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Investment Objectives and Strategies

The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation. The Adviser seeks to achieve the Fund’s objective by investing primarily in (i) investments in third party private funds that themselves invest in real estate and in debt investments secured by real estate (i.e., private REITs) and investment funds and other pooled investment vehicles (collectively, “Private Funds”)); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and other real estate-related companies and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments. The principal investment strategies of the Fund reflect the aggregate operations of the Fund and its Subsidiaries (as defined below).

The Fund is a multi-strategy, multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds and Sub-Advisers that the Adviser believes will meet the Fund’s investment objectives. The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and a low correlation to the publicly-traded equities markets. The Fund pursues its investment strategy by seeking to diversify its overall Real Estate-Related Investment portfolio by: (i) geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions; (ii) property type: investments in multi-family, industrial, office, retail, hotel and other property types; (iii) strategy: differing property and securities acquisition, underwriting, leverage and management strategies; and (iv) capital structure: investments that include debt and equity securities, including preferred stock.

Private Funds. The Fund gains exposure to Real Estate-Related Assets in part through investments in Private Funds. Some of these Private Funds themselves invest in real estate through underlying REITs. Other Private Funds invest in debt investments secured by real estate either directly or through entities that do not qualify as REITs. Private Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date. The Fund intends to invest no more than 15% of its assets in traditional pooled investment vehicles that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“3(c)(1)/3(c)(7) Funds”) (excluding for the avoidance of doubt, entities that qualify to be treated for tax purposes as REITs, that would otherwise qualify for an exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, or that would not be investment companies for reasons other than the exemptions in Section 3(c)(1) or 3(c)(7) of the Investment Company Act (collectively, “Other Private Funds”)). Additionally, the Fund will not invest in Private Funds that hold themselves out as “hedge funds.” The Fund may invest in Private Funds with a variety of real estate-related strategies and risk/return characteristics. Under normal circumstances, the majority of the Fund’s assets are expected to be invested in Private Funds (i.e., private funds that invest in real estate and debt investments secured by real estate), with the balance of the Fund’s assets allocated to Real Estate Securities managed by Sub-Advisers and to cash and cash equivalents.

Real Estate-Related Debt. The Private Funds may invest in real estate debt investments, among other things, including commercial real estate loans and other real estate-related securities. The Fund intends to identify Private Funds with Managers that focus on the major property types within commercial real estate (multi-family, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics. The Private Funds may make such

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investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), participating loans, bridge loans, and other secured real estate-related debt.

Core. The Fund may invest in Private Funds with strategies that target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Investments are typically located in primary markets and in the main property types (offices, retail, industrial and residential) and are stable, well-maintained and well-leased. The Fund intends to identify investments within this strategy that anticipate limited leverage (i.e., approximately 20% to 35%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market.

Core Plus. The Fund may invest in Private Funds with strategies that seek moderate risk portfolios with real estate that provides moderate returns. Investments are predominantly core but with an emphasis on a modest value added approach. Focus is on the main property types, in both primary and secondary markets, in buildings generally in good condition that require some form of enhancement (i.e., repositioning and/or releasing). The Fund intends to identify investments within this strategy that anticipate moderately low leverage (i.e., approximately 35% to 50% of the gross asset value of a Private Fund) and some additional capital investment.

Value Added. To a lesser extent than core and core plus, the Fund may invest in Private Funds with strategies that typically focus on more aggressive active asset management and often employ relatively more leverage. Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them (i.e., redevelopment/repositioning/releasing). To the extent the Fund invests in this strategy, the Fund intends to identify investments that anticipate moderate leverage (i.e., approximately 50% to 65%) and additional capital investment.

Real Estate Securities. The Fund may invest directly in Real Estate Securities, including equity and debt securities issued by real estate-related companies. The Adviser has engaged the Sub-Advisers to invest the Fund’s assets in Real Estate Securities.

Global Real Estate Equities. The Fund seeks global real estate equity investments that the Adviser believes will generate competitive total returns and current income. These investments typically include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities. REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs. The Fund may also invest in securities of foreign companies in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). The Sub-Advisers employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics.

Real Estate Preferred Equities. The Fund seeks real estate preferred equity investments that the Adviser believes will generate high income and capital preservation. These investments typically include preferred stock of REITs and other real estate-related companies. The Sub-Advisers apply differing strategies, including, but not limited to, a value-oriented investment approach focused on credit quality and company fundamentals. The Sub-Advisers will evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors. This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.

Real Estate Debt. The Fund’s direct real estate debt investments include commercial real estate loans and other real estate-related securities that the Sub-Advisers believe will generate a stable income stream of attractive and consistent cash distributions. The Fund may make such investments through

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investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage-backed securities (“CMBS”), participating loans, bridge loans and other secured and unsecured real estate-related debt. There is no limit on the maturity or duration of any individual security and/or other investment in which the Fund may invest.

Other Investments. In certain circumstances or market environments, the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in short-term, high-quality debt securities, money market instruments, money market funds, exchange-traded funds, and/or cash or cash equivalents. The Fund may also invest excess cash balances in these types of investments, as deemed appropriate by the Adviser. The Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates. In addition, in pursuing its investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund intends to utilize leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.

Portfolio Contents

The Fund may make portfolio investments directly or indirectly through one or more wholly owned and/or controlled subsidiaries that engage in investment activities in securities or other assets (each a “Subsidiary”). References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. VCMIX Subsidiary, LLC, a Delaware limited liability company (the “VCMIX Subsidiary”), has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCMIX Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner.

Selection of Private Funds and Sub-Advisers

The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. See “Investment Objectives, Investment Strategies and Investment Features – Selection of Private Funds and Sub-Advisers.” Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. There can be no assurance that the Adviser will be able to access Private Funds or Sub-Advisers that will enable the Fund to meet its objectives.

Borrowing/Leverage

In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries) may add leverage to its portfolio through borrowings, such as through bank loans or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar financing transactions, dollar rolls, and/or credit default swaps. The Fund may use leverage to make additional investments, to satisfy repurchase requests from Fund shareholders, to provide the Fund with temporary liquidity, or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund may add leverage to its portfolio by utilizing

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a bank loan secured by the portfolio securities of the Fund, commercial paper, and/or other borrowings available to the Fund. The Fund intends to utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. Leveraging is a speculative technique and the use of leverage involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.” The Fund has, and may in the future, borrow money in order to repurchase its Shares. The Fund may also borrow to facilitate investments or to seek to enhance returns. The Fund intends to limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. Any leverage at the Fund and Subsidiary levels will be in addition to financial leverage that a Private Fund may use as part of its capital structure.

Board of Directors

The Fund’s board of directors (the “Board”) has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor, the Sub-Advisers, or any affiliates of any of the foregoing, as defined by the Investment Company Act (the “Independent Directors”).

Investment Management Fee

The Fund pays the Adviser an investment management fee equal to 0.95% annually of the average daily NAV of the Fund (the “Investment Management Fee”). The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. To the extent the Fund makes investments through a Subsidiary, the Adviser may receive additional compensation at an annual rate based on the Subsidiary’s average daily net assets for providing management services to the Subsidiary. The Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCMIX Subsidiary such that, for the collective net assets of the Fund and the VCMIX Subsidiary, the total Investment Management Fee is calculated at a rate of 0.95%. The Fund pays each Sub-Adviser a sub-advisory fee based on the net assets of the Fund managed by such Sub-Adviser. Pursuant to its sub-advisory agreement, PrinREI is paid a management fee by the Fund based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.49% based on assets under management.

Pursuant to its sub-advisory agreement, Security Capital is paid a management fee by the Fund based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 1.0% down to 0.45% based on assets under management.

To the extent that the Fund invests in any Private Funds, the Fund will be subject to the management fees, including asset-based and performance fees, if any, charged by the Private Funds on the portion of the Fund’s assets invested in such Private Funds. See “Summary of Fund Expenses” and “Management of the Fund – Adviser and Investment Management Fee” for more information regarding the Investment Management Fee and other Fund expenses.

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Other Fees and Expenses

BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) performs certain administrative, accounting and transfer agency services for the Fund. In consideration for providing such services, the Fund pays BNY Mellon annual fees of approximately 0.04% of the Fund’s average annual NAV, assuming anticipated weighted average assets in the Fund of approximately $2.1 billion over the fiscal year. This includes certain minimum payments for services provided. All such fees shall accrue daily and will be paid periodically. UMB Bank, n.a. (“UMB Bank”) performs custodial services for the Fund. In consideration for providing such services, the Fund pays UMB Bank annual fees of approximately 0.01% of the Fund’s average NAV, assuming anticipated weighted average assets in the Fund of approximately $2.1 billion over the fiscal year.

The Fund’s shareholders will bear all expenses incurred in the business of the Fund and will indirectly bear all expenses incurred in the business of the Private Funds. The Fund pays the asset- and performance-based fees, if any, charged by the Private Funds.

Suitability of Investment

Investing in the Fund involves a considerable amount of risk. Shareholders may lose some or all of their investment in the Fund. Investing in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may not be suitable for investors who may need their investment or any return from their investment in the Fund in a specified time frame. Before making your investment decision, you and/or your personal financial advisor should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered to be an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In addition, while a shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”), the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares during each quarterly period. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

Distribution Policy and Distribution Reinvestment Policy

To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income” (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders in accordance with the requirements of the Code each year. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains realized on transactions in its investments. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent the distribution exceeds a shareholder’s basis in its Shares, such shareholder will recognize a capital gain. See “Taxes.”

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares pursuant to the Fund’s Distribution Reinvestment

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Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”

Quarterly Repurchases of Shares

The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV not less than 5% nor more than 25% of the outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. The repurchase offer amount will be determined by the Board before each repurchase offer. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than 7 days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws.

The Shares will not be subject to an early withdrawal charge.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer.

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Taxation

The Fund has elected and intends to qualify and be eligible to be treated each year as a RIC under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.

Although the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, the Fund must satisfy certain diversification tests under the Code in order to qualify as a RIC. For the purpose of satisfying those tests as well as the 90% gross income test, the Fund will in certain cases be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Private Funds or managed in the Fund’s public securities portfolio. However, unlike registered investment companies, Private Funds are not obligated by regulation to disclose publicly the contents of their portfolios. Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the requirements for taxation as a RIC under the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. In order to ensure compliance with all applicable regulatory requirements, the Fund will seek Private Funds that utilize private REITs and private taxable corporation investment structures for federal tax purposes under the Code, for the direct and indirect ownership of real assets.

If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. See “Taxes” and, in the SAI, “Tax Aspects.”

Risk Factors

An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Advisers and the Managers and references to “the Fund” should be read to include the Private Funds and the Subsidiaries, in each case as applicable. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.

•	Real Estate-Related Securities Risk. The Fund will not invest in real estate directly, but will invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify to be treated for tax purposes as REITs or investment vehicles treated similarly as private REITs for tax purposes. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

The Fund will also invest in commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing
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property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. If the Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans.

The Fund will also invest in commercial real estate mortgage-backed securities. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities make payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Investing in mortgage-back securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.

•	Liquidity Risk. The Fund will invest a substantial portion of its assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, Private Fund managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

•	Credit Risk. Credit risk is the risk that an issuer, guarantor or liquidity provider of a fixed-income security held by the Fund may be unable or unwilling, or may be perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. It includes the risk that the security will be downgraded by a credit rating agency; generally, lower credit quality issuers present higher credit risks.
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•	Active Management Risk. Identifying the appropriate investment strategies, Sub-Advisers and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Sub-Advisers and managers of the Private Funds (collectively, the Sub-Advisers and managers of Private Funds are referred to herein as “Managers”) and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal. Managers are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting, and may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel.

While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses. Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund.

Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. Furthermore, the Adviser, the Managers and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts other than the Fund, which could compete for the same investment opportunities as the Fund.

•	Interest Rate Risk. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). Recently, the U.S. Federal Reserve has increased interest rates from historically low levels, resulting in rising interest rates across the financial system. Thus, the Fund currently faces a heightened level of risk associated with high interest rates and/or bond yields. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other
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securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

•	Leverage Risk. There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. There is no assurance that a leveraging strategy would be successful. Leverage involves risks and special considerations for shareholders including:

• the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
• the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
• the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
• the potential for an increase in operating costs, which may reduce the Fund’s total return; and
• the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.

In addition to any borrowing utilized by the Fund, the Private Funds in which the Fund invests may utilize leverage. While leverage presents opportunities for increasing a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Private Fund will decrease. Additionally, any event which affects adversely the value of an investment by a Private Fund would be magnified to the extent such Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.

•	Equity Securities Risk. The prices of equity and preferred securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Preferred securities may be subject to additional risks, such as risks of deferred distributions, liquidity risks, and differences in shareholder rights associated with such securities.

•	Foreign Investing Risk. Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Estate Securities may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund.

•	Interval Fund Risk. The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not
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publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Quarterly Repurchases of Shares.”
•	Valuation Risk. The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds and other private securities will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds are not publicly traded and the Fund will depend on appraisers, service providers, and the Manager to a Private Fund to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements that, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares.
•	Private Funds Risk. The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations.

Further, the Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds, and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers.
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The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
In order to meet its obligation to provide capital for unfunded commitments, the Fund may be required to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by the Private Fund. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.

The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.

•	Market Disruption, Health Crises, Terrorism and Geopolitical Risks. The Fund’s investments may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. In addition, the Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments.

•	Currency and Exchange Rate Risks. The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Estate Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.
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•	Environmental and Unforeseen Liabilities Risk. The Fund could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause properties to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. Divestment trends tied to concerns about climate change could also adversely affect the value of certain assets. In addition, the Fund could be affected by undisclosed matters, including, but not limited to, legal easements, breaches of planning legislation, building regulations and statutory regimes, and duties payable to municipalities and counties. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

•	Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund.

•	Fees and Expenses Risk. By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

•	Focused Investment Risk. The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, sector, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, industry, sector, geographic location or securities instrument. To the extent that the Fund’s portfolio is focused in a property type, industry, sector, geographic location or securities instrument, the risk of any investment decision is increased.

•	REITs Risk. The Fund will invest in real estate indirectly through entities that are intended to qualify as REITs. The risks of investing in REITs include certain risks associated with the real estate industry in general. See “Real Estate-Related Securities Risk” in this section. Investments in REITs also involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. In addition, to the extent the Fund holds interests in REITs, investors in the Fund bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level), in addition to indirectly bearing any performance fees charged by a Private Fund. In addition, REITs may fail to qualify for the favorable tax treatment available to REITs or may fail to maintain their exemptions from investment company registration. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that
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fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.

•	Issuer Risk. Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.

•	High Yield Securities Risk. High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

•	Diversification Risk. The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

•	Reliance on Key Persons Risk. The Fund relies on the services of certain executive officers who have relevant knowledge of Real Estate Securities and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

•	Privately Placed Securities Risk. The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more
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complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.

•	Subsidiary Risk. By investing through one or more Subsidiaries, including the VCMIX Subsidiary, the Fund is exposed to the risks associated with such Subsidiary’s investments, which are the same risks associated with the Fund’s investments. There can be no assurance that the investment objective of a Subsidiary will be achieved. The Subsidiaries are not registered under the Investment Company Act, and therefore are not subject to all of the investor protections of the Investment Company Act. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Fund and/or a Subsidiary to operate as intended and could adversely affect the Fund.

•	Tax Risks. Special tax risks are associated with an investment in the Fund. Because the Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code, it must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends. These requirements for qualification for the favorable tax treatment available to RICs require that the Adviser obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately, this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

The Fund is permitted to invest up to 25% of its total assets in the VCMIX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCMIX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund. Changes in the tax laws of the United States and/or the State of Delaware could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

•	Hedging Transactions Risk. Hedging transactions may limit the opportunity for gain if the value of the portfolio position should increase. There can be no assurance that the Fund or a Private Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund or a Private Fund engages in will be successful. Moreover, it may not be possible for the Fund or a Private Fund to enter
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into a hedging transaction at a price sufficient to protect its assets. The Fund or a Private Fund may not anticipate a particular risk so as to hedge against it.

•	Market Capitalization Risk. The Sub-Advisers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies, which may involve higher risks in some respects than do investments in securities of larger companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

•	Emerging Markets Risk. Investing in securities of companies based in emerging countries or issued by the governments of such countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There also is less regulation, generally, of the securities markets in emerging countries than there is in more developed countries.

•	LIBOR Transition and Reference Benchmark Risk. Certain instruments in which the Fund invests have historically relied upon the London Interbank Offered Rate (“LIBOR”), an average offered interest rate for various maturities of short-term loans between certain major international banks. The terms of investments, financings or other transactions (including certain derivatives transactions) to which the Fund may be a party have historically been tied to LIBOR. In connection with the global transition away from LIBOR led by regulators and market participants, LIBOR was last published on a representative basis at the end of June 2023. Alternative reference rates to LIBOR have been established in most major currencies and markets in these new rates are continuing to develop. The transition away from LIBOR to the use of replacement rates has gone relatively smoothly but the full impact of the transition on the Fund or the financial instruments in which the Fund invest cannot yet be fully determined.

In addition, interest rates or other types of rates and indices which are classed as “benchmarks” have been the subject of ongoing national and international regulatory reform, including under the European Union regulation on indices used as benchmarks in financial instruments and financial contracts (known as the “Benchmarks Regulation”). The Benchmarks Regulation has been enacted into United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 (as amended), subject to amendments made by the Benchmarks (Amendment and Transitional Provision) (EU Exit) Regulations 2019 (SI 2019/657) and other statutory instruments. Following the implementation of these reforms, the manner of administration of benchmarks has changed and may further change in the future, with the result that relevant benchmarks may perform differently than in the past, the use of benchmarks that are not compliant with the new standards by certain supervised entities may be restricted, and certain benchmarks may be eliminated entirely. Such changes could cause increased market volatility and disruptions in liquidity for instruments
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that rely on or are impacted by such benchmarks. Additionally, there could be other consequences which cannot be predicted.

•	Cybersecurity Risk. The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future.

•	Inflation/Deflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Fund. This risk may be elevated compared to historical market conditions because of the historically high prevailing inflation rates, recent current events, monetary policy measures, regulatory changes, and the current interest rate environment. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

•	Settlement Risk. In May 2024, the standard settlement cycle for numerous types of U.S. securities, including many of the securities in which the Fund invests, moved to T+1 from T+2. The Fund has worked with its service providers to prepare for the shortened settlement cycle and to understand and mitigate the potential impacts of shortened settlement on the Fund. However, this reduced settlement cycle may result in additional risks and implementation costs to the Fund to the extent that certain Fund investments have longer settlement cycles.

You should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

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SUMMARY OF FUND EXPENSES

The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. The following table has been prepared under the assumption that the weighted average net assets over a fiscal year will be approximately $2.1 billion, which is the Fund’s net assets as of March 31, 2024. The total expenses associated with the Fund are higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders of the Fund pay the Investment Management Fee to the Adviser and also pay the fees and expenses charged by the Private Funds (indirectly) and Sub-Advisers acting as sub-advisers, to the extent the assets of the Fund are invested in Private Funds or have been allocated to Sub-Advisers acting as sub-advisers.

Shares
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	None
Dividend Reinvestment Fees	None
Maximum Early Withdrawal Charge	None

Annual Fund Operating Expenses (as a percentage of net assets attributable to Shares)(2)
Management Fees(3)	1.04%
Other Expenses(4)	0.14%
Interest Payments on Borrowed Funds(5)	0.20%
Acquired Fund Fees and Expenses(6)	0.00%
Total Annual Fund Operating Expenses(7)	1.38%

(1)	The Shares are not subject to a Sales Load.
(2)

Total Annual Fund Operating Expenses represent the Fund’s expenses estimated based on the Fund’s net assets as of March 31, 2024. The Fund’s Total Annual Fund Operating Expenses do not include the indirect costs of the underlying Other Private Funds, as discussed further in footnote 6 below.

(3)

Management Fees include the Investment Management Fee paid to the Adviser at an annual rate of 0.95% of NAV, which accrues daily and is payable quarterly in arrears. To the extent the Fund utilizes the VCMIX Subsidiary, this portion of the Management Fee will be payable in part by the Fund and in part by the VCMIX Subsidiary. The Fund pays the Adviser at an annual rate of 0.95% of its NAV (excluding the assets attributable to the VCMIX Subsidiary) and the VCMIX Subsidiary pays the Adviser at an annual rate of 0.95% of its NAV. Management Fees also include fees and expenses of the Sub-Advisers in their capacity as sub-advisers. That portion of the management fees, 0.09%, has been restated to reflect current fees based on the amount of assets managed by the Sub-Advisers at the Fund’s fiscal year ended March 31, 2024. The fees such Sub-Advisers charge the Fund are based on the Sub-Adviser’s sub-advisory agreement. The Management Fees paid to a Sub-Adviser in its capacity as a sub-adviser are assessed on a sliding scale and ranging from 1.0% down to 0.45% based on assets under management and is payable in arrears on a monthly or quarterly basis. Based upon the assumptions above, this translates to a weighted average fee of approximately 0.61% of the allocable portion of the Fund’s assets managed by such Sub-Advisers.

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(4)

“Other Expenses” are estimated based on the Fund’s net assets as of March 31, 2024. Such estimated expenses of the Fund, including, among other things, fees and other expenses that the Fund will bear directly, the Fund’s ongoing offering costs, certain fees and expenses of the VCMIX Subsidiary, and fees and expenses of certain service providers, will vary. The Fund’s annual expense ratio will increase if the Fund’s asset level decreases. Given the variability in the Fund’s Other Expenses, the Fund’s Total Annual Fund Operating Expenses may increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. See “Management of the Fund – Other Expenses of the Fund.”

(5)	Assumes interest expense accrued at the estimated rate of 6.5% on the estimated average borrowed funds used to employ leverage for the current fiscal year. The actual amount of borrowing costs borne by the Fund will vary over time based on the Fund’s use of borrowings and variations in market interest rates. The Fund’s interest expense, and therefore its borrowing costs, will increase in a rising interest rate environment.

(6)

Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short-term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while many others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in 3(c)(1)/3(c)(7) Funds (based on information provided by the managers of such 3(c)(1)/3(c)(7) Funds), but excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds. The calculation of AFFE is based on the Fund’s net assets of $2.1 billion at March 31, 2024 and assumes investments in 3(c)(1)/3(c)(7) Funds of 0% of the Fund’s net assets, which is the Fund’s actual March 31, 2024 allocation. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2024, approximately 82.5% of the Fund’s net assets were invested in Other Private Funds. If the estimated Operating Costs of such Other Private Funds (which equal approximately 0.75% of the Fund’s net assets) were included in AFFE, the Fund’s Total Annual Fund Operating Expenses would equal 2.13%.

(7)	The Total Annual Fund Operating Expenses provides a summary of all the direct fees and expenses of the Fund, but exclude the operating costs of the Other Private Funds. See footnote 6.

Example

The following example illustrates the hypothetical Annual Fund Operating Expenses that you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$15	$44	$76	$167

The purpose of the tables above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

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FINANCIAL HIGHLIGHTS

The information in the table below for the Fund’s Common Shares (formerly “I-Shares”) for the fiscal years ended March 31, 2024, 2023, 2022, 2021, and 2020 is derived from the Fund’s financial statements for the fiscal year ended March 31, 2024 audited by Grant Thornton LLP, an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2024 Annual Report and is incorporated by reference into the Statement of Additional Information.

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022	Year Ended March 31,2021	Year Ended March 31, 2020
Net Asset Value, Beginning of Year	$28.23	$31.42	$27.57	$26.95	$28.22
Income from Investment Operations:
Net investment income(a)	0.48	0.55	0.56	0.56	0.67
Net realized and unrealized gain (loss)	(2.67)	(2.58)	5.20	1.12	(0.74)
Total from investment operations	(2.19)	(2.03)	5.76	1.68	(0.07)
Less Distributions to Shareholders from:
Distribution from Net Investment Income and Net Realized Gains	—	(0.62)	(1.82) (b)	(0.86)	(0.73)
Return of Capital	(1.05)	(0.54)	(0.09)	(0.20)	(0.47)
Total Distributions	(1.05)	(1.16)	(1.91)	(1.06)	(1.20)
Net Asset Value, End of Year	$24.99	$28.23	$31.42	$27.57	$26.95
Total Return Based on Net Asset Value	(8.06%)	(5.92%)	21.04%	6.00%	(0.27%)
Ratios and Supplemental Data
Net Assets at end of period (000’s)	$2,131,341	$2,723,823	$3,213,495	$2,496,261	$2,965,212
Ratios of gross expenses to average net assets	1.38%	1.25%	1.24%	1.20%	1.19%
Ratios of net expenses to average net assets	1.38%	1.25%	1.24%	1.20%	1.19%
Ratios of net investment income to average net assets	1.80%	1.81%	1.90%	2.09%	2.37%
Portfolio turnover rate	8.84%	24.11%	33.66%	26.19%	15.77%

(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Includes one-time distribution of net realized gains of $0.74 per share paid on December 29, 2021.
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The information in the table below for the Fund’s Common Shares (formerly “I-Shares”) for the fiscal years ended March 31, 2019, 2018, 2017, 2016 and 2015, is derived from the Fund’s financial statements for the fiscal year ended March 31, 2019.

	Year Ended March 31, 2019	Year Ended March 31, 2018	Year Ended March 31, 2017	Year Ended March 31, 2016	Year Ended March 31, 2015
Net Asset Value, Beginning of Year	$27.70	$27.52	$27.30	$26.47	$25.47
Income from Investment Operations:
Net investment income(a)	0.77	0.65	0.67	0.65	0.64
Net realized and unrealized gain (loss)	0.99	0.79	0.85	1.46	1.62
Total from investment operations	1.76	1.44	1.52	2.11	2.26
Less Distributions to Shareholders from:
Distribution from Net Investment Income	(0.79)	(0.61)	(0.75)	(0.39)	(0.95)
Return of Capital	(0.45)	(0.65)	(0.55)	(0.89)	(0.31)
Total Distributions	(1.24)	(1.26)	(1.30)	(1.28)	(1.26)
Net Asset Value, End of Year	$28.22	$27.70	$27.52	$27.30	$26.47
Total Return Based on Net Asset Value	6.70%	5.32%	5.79%	8.58%	8.74%
Ratios and Supplemental Data
Net Assets at end of period (000’s)	$2,797,314	$2,184,488	$1,390,152	$688,906	$156,577
Ratios of gross expenses to average net assets	1.17%	1.24%	1.27%	1.35%	1.89%
Ratios of net expenses to average net assets	1.17%	1.24%	1.27%	1.34%	1.46%
Ratios of net investment income to average net assets	2.77%	2.37%	2.45%	2.44%	2.50%
Portfolio turnover rate	13.48%	13.03%	24.97%	20.93%	39.83%

(a)	Per Share amounts are calculated based on average outstanding shares.
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RISK FACTORS

An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. For purposes of this section, references to “the Adviser” should be read to include the Sub-Advisers and the Managers and references to “the Fund” should be read to include the Private Funds and the Subsidiaries, in each case as applicable. The principal risks of the Fund reflect the aggregate operations of the Fund and its Subsidiaries. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal and tax advisors before deciding whether to invest in the Fund.

Real Estate-Related Securities Risk

The Fund will not invest in real estate directly, but will invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify to be treated for tax purposes as REITs or investment vehicles treated similarly as private REITs for tax purposes. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values.

The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Private Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, acts of God and other factors which are beyond the control of the Fund and the Adviser. Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss. Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase over time and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Even with comprehensive insurance to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained by the issuers in which it invests.

The Fund will invest in commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments. Certain factors may affect materially and adversely the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and

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foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations. In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Fund. In addition, even if with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

If the Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

B-Notes. The Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by a Private Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

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Mezzanine Loans. The Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Fund’s mezzanine loan. If a borrower defaults on the Fund’s mezzanine loan or debt senior to the Fund’s loan, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Fund may not recover some or all of the Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

The Fund may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The decline in the broader credit markets related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of the Fund investing in real estate may be magnified.

Mortgage-Backed Securities. The Fund will invest in mortgage-backed securities on commercial real estate. A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages. Some mortgage-backed securities make

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payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond). Mortgage-backed securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. Investing in mortgage-backed securities involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates. The Fund may also hold mortgage-related securities without insurance or guarantees if the Adviser determines that the securities meet the Fund’s quality standards. Mortgage-related securities issued by certain private organizations may not be readily marketable. Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline. If the Fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of the Fund’s principal investment to the extent of the premium paid.

Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the Fund may fail to recoup fully its investment in mortgage-backed securities notwithstanding any direct or indirect governmental, agency or other guarantee. When the Fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities. Thus, mortgage-backed securities may be less effective than other types of U.S. government securities as a means of “locking in” interest rates.

The value of mortgage-backed securities may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. Mortgage-backed securities are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid. Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated. In addition, regulatory or tax changes may adversely affect the mortgage securities markets as a whole. Non-governmental mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.

Through its investments in mortgage-backed securities, including those that are issued by private issuers, the Fund may have exposure to subprime loans as well as to the mortgage and credit markets generally. Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities and other entities that acquire and package mortgage loans for resale as mortgage-backed securities. Unlike mortgage-backed securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself.

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In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-backed securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans. The coupon rates and maturities of the underlying mortgage loans in a private mortgage-backed securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.

The risk of non-payment is greater for mortgage-backed securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.

Liquidity Risk

The Fund will invest a substantial portion of its assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at attractive prices or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Funds permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Fund may withdraw on any single withdrawal date, and (iii) the Private Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.

In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds may subject the Fund to a lockup period or otherwise suspend the repurchase rights of their shareholders, including the Fund, from time to time. Further, Private Fund managers may impose transfer restrictions on the Fund’s interests. There may be no secondary market for the Fund’s interests in the Private Funds. The illiquidity of these interests may adversely affect the Fund

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were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Funds affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Funds. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Credit Risk

Credit risk is the risk that an issuer, guarantor or liquidity provider of a fixed-income security held by the Fund may be unable or unwilling, or may be perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. It includes the risk that the security will be downgraded by a credit rating agency; generally, lower credit quality issuers present higher credit risks. An actual or perceived decline in creditworthiness of an issuer of a fixed-income security held by the Fund may result in a decrease in the value of the security. It is possible that the ability of an issuer to meet its obligations will decline substantially during the period when the Fund owns securities of the issuer or that the issuer will default on its obligations or that the obligations of the issuer will be limited or restructured.

The credit rating assigned to any particular investment does not necessarily reflect the issuer’s current financial condition and does not reflect an assessment of an investment’s volatility or liquidity. Securities rated in the lowest category of investment-grade are considered to have speculative characteristics. If a security held by the Fund loses its rating or its rating is downgraded, the Fund may nonetheless continue to hold the security in the discretion of the Adviser.

Active Management Risk

Identifying the appropriate investment strategies, Sub-Advisers, and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Managers and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, Managers may make investment decisions that conflict with each other; for example, at any particular time, one Manager may be purchasing shares of an issuer whose shares are being sold by another Manager. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.

Furthermore, the Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Adviser receives detailed information from each Manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, a particular Manager’s past successful performance is not necessarily an indication of such Manager’s future performance. There can be no assurance that the Adviser’s assessments of Managers will prove accurate or that the Fund will achieve its investment objective.

In addition, Managers, like other Fund service providers, are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting. Managers may also face competition from other industry participants that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by certain Managers may evolve over time, which may limit the Adviser’s ability to assess a Manager’s ability to achieve its long-term investment objective.

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While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses.

Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund. The Managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Private Fund). The Adviser may reallocate the Fund’s investments among the Private Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Funds. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. The Adviser will engage in due diligence in an effort to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities; however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems, or other flaws or problems with respect to the Private Fund’s operations and activities. The Adviser will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objectives.

Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Adviser, the Managers, and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. The Adviser, the Managers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, the Managers and/or their respective affiliates or Adviser Clients have made investments that would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, the Managers and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.

Furthermore, the officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and its respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

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Personnel of the Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Fund as an Adviser Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all available investments. In some cases, investments for Adviser Clients may be on terms different from, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Adviser, the Managers and/or their respective affiliates or Adviser Clients may also have an interest in an account or investment vehicle managed by, or enter into relationships with, a Sub-Adviser or its affiliates on terms different, and potentially more favorable, than an interest in the Fund, which may adversely affect the amount the Fund will be able to invest in a Private Fund. In other cases, the Fund may invest in a manner opposite to that of Adviser Clients (i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Adviser Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Managers may also receive research products and services in connection with the brokerage services that the Adviser, the Managers managing Private Funds, the Sub-Advisers acting as sub-advisers, and their respective affiliates may provide from time to time to one or more Manager accounts or to the Fund.

In addition, there may be a conflict of interest as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor Sub-Advisers may be less than what is expended to select and monitor underlying Private Funds. If the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor Private Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Private Funds on the one hand, or in compensating Sub-Advisers, on the other.

Interest Rate Risk

A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). Recently, the U.S. Federal Reserve increased interest rates from historically low levels, resulting in rising interest rates across the financial system. Thus, the Fund currently faces a heightened level of risk associated with high interest rates and/or bond yields. Interest rate increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund

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holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

Leverage Risk

There are significant risks associated with borrowings and leverage. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.

Leverage involves risks and special considerations for shareholders including:

•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in underlying Private Funds, without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

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The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.

In addition to any borrowing utilized by the Fund, Private Funds in which the Fund invests may utilize leverage. The Private Funds may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Private Fund would be magnified to the extent such Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.

The cumulative effect of the use of leverage by a Private Fund in a market that moves adversely to such Private Fund’s investments could result in a substantial loss which would be greater than if the Private Fund were not leveraged. The Adviser typically will target Private Funds with leverage limitations in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their charters and operative documents or disclosure documents, as of when the Adviser selects the Private Funds. Furthermore, the Private Funds will hold their investments in entities organized as REITs, corporations or other entities that provide that the Fund’s risk of loss will be limited to the amount of the investment by the Fund. Nevertheless, while leverage presents opportunities for increasing a Private Fund’s, and consequently the Fund’s, total return, it has the effect of potentially increasing losses as well.

Equity Securities Risk

Common and preferred stocks represent equity ownership in a company. The prices of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. Stock markets are volatile and the value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry,

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such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

Investments in preferred stocks may also be subject to additional risks. For example, preferred stocks sometimes include provisions that permit the issuer to defer distributions for a period of time. When distributions are deferred, the Fund may be required to recognize income for tax purposes in excess of distributions received by the Fund. In addition, shareholder rights in preferred stocks often differ from shareholder rights in common stocks. There may be limited or no voting rights for preferred shareholders, and the issuer may have the right to redeem preferred stock without consent of preferred stock shareholders. Preferred securities may also be substantially less liquid than other equity securities and, therefore, may be subject to greater liquidity risk.

Foreign Investing Risk

Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Estate Securities may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs that adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight, which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:

•	unfavorable changes in currency rates and exchange control regulations;
•	reduced availability of information regarding foreign companies;
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
•	reduced liquidity and greater volatility;
•	difficulty in obtaining or enforcing a judgment;
•	increased brokerage commissions and custody fees; and
•	increased potential for corrupt business practices in certain foreign countries.

As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. Certain Private Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability of certain Private Funds to liquidate collateral held in non-U.S. jurisdictions may become difficult.

The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could

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affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, sanctions against a particular country or countries, organizations, entities and/or individuals, embargos, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.

Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real estate or real estate-related securities in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting Real Estate Securities, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.

In addition to the risks associated with investments in foreign Real Estate-Related Investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “Risk Factors – Emerging Markets Risk.”

Interval Fund Risk

The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. Shareholders should not expect to be able to sell their Shares in a secondary market transaction regardless of how the Fund performs. Even though the Fund will offer to repurchase Shares on a quarterly basis, there is no guarantee that shareholders will be able to sell Shares at any given time or in the quantity desired. An investment in the Fund is considered an illiquid investment and the Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.

Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be, and in the past have been, oversubscribed. In the event of oversubscription, the Fund may repurchase, and in the past has repurchased, shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws. See “Quarterly Repurchases of Shares”.

Valuation Risk

The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds and other private securities, will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds and other private securities are not publicly traded and the Fund will depend on the Managers to Private Funds to

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provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.

For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. Shareholders should be aware that the situations involving uncertainties as to the valuation of the investments of the Fund could have an adverse effect on the NAV of the Fund if the judgments of the Adviser regarding appropriate valuations should prove incorrect. The Adviser faces conflicts of interest in assisting with the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s compensation.

Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Shares repurchased at such time will be underpaid and investors who retain their Shares would be adversely affected if more Shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Shares at such time will overpay, and if repurchases of Shares based on a high stated NAV were to exceed purchases of Shares at that value, investors who do not have their Shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.

As a result, the NAV of the Fund, as determined based on the fair value of its investments in Private Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Funds. This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders. The Adviser will attempt to resolve any conflicts between valuations assigned by Manager and fair value as determined by the Adviser by seeking information from the Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment. Shareholders in the Fund have no individual right to receive information about the Private Funds or the Managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, Managers or any of their respective affiliates.

Private Funds Risk

The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions. Further, the Fund’s investments in Private Funds may be subject to heightened valuation, safekeeping, liquidity, and regulatory risks.

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The Private Funds are not subject to the same investment limitations as the Fund and may have different and contrary investment limitations and other policies. Unlike registered investment companies, the Private Funds currently are not obligated by regulations or law to disclose publicly the contents of their portfolios. As such, the Fund has limited visibility into the underlying investments of the Private Funds, and is dependent on information provided by the Managers. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with regulations applicable to the Fund, may result in style drift, and ultimately may limit the universe of Private Funds in which the Fund can invest.

The Manager of a Private Fund may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. At the time the Fund enters into an unfunded commitment, it must have a reasonable belief that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. Under certain circumstances, this requirement could reduce the Fund’s flexibility to make investments in Private Funds and the Fund may be required to hold a substantial amount of its assets in money market securities, cash or cash equivalents, possibly for prolong periods of time; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

The Fund may also be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.

Prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, restrict the Fund from investing in Private Funds sponsored or managed by the Adviser or its affiliates. In general, the Fund seeks to limit its investment in any one Private Fund to less than 25% of the Fund’s assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an affiliated person of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Notwithstanding these waivers and limitations, the Fund may nevertheless be considered, under certain circumstances, to be an affiliate of a Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, such Private Fund, even if the additional investment or redemption would be beneficial to the Fund.

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund. Performance fees may create an incentive for the Private Fund’s manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee, which may result in losses. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.

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The Fund’s investments in Private Funds are priced according to their fair value, as determined in good faith by the Adviser. These valuations are based on estimates, which may prove to be inaccurate; these valuations are used to calculate fees payable to the Adviser and the net asset value of the Fund’s shares. Investors who purchase or redeem Fund shares on days when the Fund is holding fair-valued investments may receive fewer or more shares or lower or higher redemption proceeds than they would have received if readily available market values were available for all of the Fund’s investments.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.

Market Disruption, Health Crises, Terrorism and Geopolitical Risks

The Fund’s investments may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Real Estate-Related Investments values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009. In addition, there can be severe limitations on an investor’s ability to sell certain Real Estate-Related Investments, including those that are of higher credit quality, during a period of reduced credit market liquidity. Therefore, the Fund’s NAV will fluctuate. Shareholders may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

The Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, sanctions or embargos, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments. For example, the U.S. has imposed economic sanctions, which consist of asset freezes, restrictions on dealings in debt and equity, and certain industry-specific restrictions. Sanctions impair the ability of the Fund to buy, sell, receive or deliver those securities and/or assets that are subject to the sanctions. In addition, trade disputes may affect investor and consumer confidence and adversely affect financial markets and the broader economy, perhaps suddenly and to a significant degree. These events, as well as other changes in world economic, political and health conditions and their impact on the Fund are difficult to predict and could adversely affect individual issuers or related groups of issuers, issuers located in a particular geographic region, securities markets, interest rates, credit ratings, inflation, investor sentiment and other factors affecting the value of investments. At such times, exposure to a number of other risks described elsewhere in this section can increase.

The impact of COVID-19, and the effects of other infectious illness outbreaks, epidemics, or pandemics, may be short term or may continue for an extended period of time. For example, a global pandemic or other widespread health crisis could cause significant market volatility and declines in global financial markets and may affect adversely the global economy, the economies of the United States and other individual countries, the financial performance of individual issuers, borrowers and sectors, and the

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health of capital markets and other markets generally in potentially significant and unforeseen ways. Health crises caused by outbreaks of disease, such as the coronavirus outbreak, may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. A global pandemic or other widespread health crisis could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates, and adverse effects on the values and liquidity of securities or other assets. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying repurchase requests, see “Risk Factors – Interval Fund Risk”), disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.

In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption in the U.S. banking system. There can be no certainty that the actions taken by the U.S. government to strengthen public confidence in the U.S. banking system will be effective in mitigating the effects of financial institution failures on the economy and restoring public confidence in the U.S. banking system. Other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, may reduce liquidity in the market generally or have other adverse effects on the economy, the Fund or issuers in which the Fund invests. In addition, issuers in which the Fund invests and the Fund may not be able to identify all potential solvency or stress concerns with respect to a financial institution or to transfer assets from one bank or financial institution to another in a timely manner in the event such bank or financial institution comes under stress or fails.

Currency and Exchange Rate Risks

The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Estate Securities, in which case the Fund will be subject to foreign currency risk. The Fund’s Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund’s assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries.

Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund’s portfolio and/or the level of Fund distributions.

Furthermore, the Fund may (but is not required to) attempt to hedge its exposure to foreign currencies, to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that currency hedging strategies will be used by the Fund or, if used, that they will be successful. As a result, the Fund’s investments in foreign currency-denominated securities may reduce the returns of the Fund. See “Risk Factors – Hedging Transactions Risk.”

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Environmental and Unforeseen Liabilities Risk

The Fund could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments, including claims in connection with adverse effects from global climate change. For example, persistent wildfires, a rise in sea levels, an increase in powerful windstorms and/or a storm-driven increase in flooding could cause properties to lose value or become unmarketable altogether. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. In addition, divestment trends tied to concerns about climate change could also adversely affect the value of certain assets.

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in a Private Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

Business and Regulatory Risks

Legal, tax and regulatory changes (including laws and regulations relating to registered funds, the securities and derivatives markets, taxation of the Fund’s investments, trade barriers, and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. These factors may affect, among other things, the level of volatility of the prices of securities and real estate assets, the liquidity of the Fund’s investments and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s returns or result in significant losses. Additionally, the securities markets are subject to comprehensive statutes and regulations and the regulatory environment for Private Funds is evolving. Changes in the regulation of registered funds, securities markets, or Private Funds may adversely affect the value of investments held by the Fund and the ability of the Fund to pursue successfully its investment strategy. The effect of any future regulatory change on the Fund could be substantial and adverse.

Fees and Expenses Risk

By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund level – in addition to indirectly bearing any performance fees charged by a Private Fund. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

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Focused Investment Risk

The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, sector, geographic location or securities instrument. In particular, the Fund expects to focus its investments in U.S. investments in the real estate and infrastructure industries. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, industry, sector, geographic location or securities instrument. To the extent that the Fund’s portfolio is focused in a property type, industry, sector, geographic location or securities instrument, the risk of any investment decision is increased.

REITs Risk

The Fund will invest in real estate indirectly through entities that are intended to qualify as REITs. The risks of investing in REITs include certain risks associated with the real estate industry in general. See “Real Estate-Related Securities Risk” in this section. Investments in REITs also involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT. Some REITs may utilize leverage, which increases investment risk and may potentially increase the Fund’s losses. In addition, to the extent the Fund holds interests in REITs, investors in the Fund bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level), in addition to indirectly bearing any performance fees charged by a Private Fund. REITs may also fail to qualify for the favorable tax treatment available to REITs or may fail to maintain their exemptions from investment company registration. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.

Dividends paid by REITs do not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “Tax Aspects” in the SAI. The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a return of capital. Any such return of capital is not taxable, but will reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in its shares of such REIT, the Fund will recognize gain, which may increase the likelihood that Fund distributions to shareholders may also include a return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their Shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s Shares, such shareholder will recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Issuer Risk

Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service.

High Yield Securities Risk

High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same

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maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. The issuers of high yield securities may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. Changes in economic conditions are more likely to lead to a weakened capacity for the issuers of these securities to make principal payments and interest payments. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. An economic recession could disrupt the market for high yield securities and may have an adverse impact on the value of such securities. An economic downturn also could adversely affect the ability of leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.

The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor that may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.

Since investors generally perceive that there are greater risks associated with lower quality debt securities, the yields and prices of such securities tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.

Diversification Risk

The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

Reliance on Key Persons Risk

The Fund relies on the services of certain executive officers who have relevant knowledge of Real Estate-Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

Privately Placed Securities Risk

The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to

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be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.

Subsidiary Risk

By investing through one or more Subsidiaries, including the VCMIX Subsidiary, the Fund is exposed to the risks associated with such Subsidiary’s investments, which are the same risks associated with the Fund’s investments. The Subsidiaries are not registered under the Investment Company Act, and therefore are not subject to all of the investor protections of the Investment Company Act, although the VCMIX Subsidiary will comply with certain sections of the Investment Company Act on a consolidated basis with the Fund. The Fund wholly owns and controls the VCMIX Subsidiary, which, like the Fund, is managed by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund and its shareholders. The Adviser will manage the VCMIX Subsidiary’s portfolio in accordance with the Fund’s investment policies and restrictions. There can be no assurance that the VCMIX Subsidiary’s investment objective will be achieved. Changes in the laws of the United States and/or the State of Delaware, under which the Fund and the VCMIX Subsidiary are organized, could result in the inability of the Fund and/or the VCMIX Subsidiary to operate as described in this prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

Tax Risks

Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its ordinary income and net short-term gains in the form of deductible dividends.

Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest and may adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code. The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.

Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such

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income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.

In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.

If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.

The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it would be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “Taxes” and, in the SAI, “Tax Aspects”.

Investors will be required each year to pay applicable federal and state income taxes on their respective shares of any distributions from the Fund. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.

The Fund invests in Private Funds located outside the United States. Such Private Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund’s investment in such Private Funds. See “Taxes” and, in the SAI, “Tax Aspects.”

The Fund is permitted to invest up to 25% of its total assets in the VCMIX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCMIX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund. Changes in the tax laws of the United States and/or the State of Delaware could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and the Fund’s SAI and could adversely affect the Fund and its shareholders.

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Hedging Transactions Risk

The Fund and the Private Funds may invest in securities and utilize financial instruments, such as forward contracts, in an effort to protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities or other markets and changes in interest rates and hedge the interest rate or currency exchange rate on any liabilities or assets.

Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. Moreover, it may not be possible for the Fund or a Private Fund to hedge against an exchange rate, interest rate or price fluctuation that is so generally anticipated that the Fund or a Private Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.

The Fund and the Private Funds are not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so. Furthermore, the Fund and the Private Funds may not anticipate a particular risk so as to hedge against it. To the extent that hedging transactions are effected, their success is dependent on the Fund or a Private Fund’s ability to predict correctly movements in the direction of currency, interest rates or other factors. Therefore, while the Fund or a Private Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or a Private Fund had not engaged in any such hedge. In addition, the degree of correlation between the performance of the instruments used in a hedging strategy and the performance of the portfolio positions being hedged is unpredictable. Moreover, for a variety of reasons, the Fund or the Private Funds may not seek to establish a perfect correlation between such hedging instruments and the portfolio considerations being hedged. Such imperfect correlation may prevent the Fund or the Private Funds from achieving the intended hedge or expose the Fund to additional risk of loss. The Fund will not sell securities short and or write uncovered options.

Market Capitalization Risk

The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.

Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some

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micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.

Emerging Markets Risk

The non-U.S. securities in which the Fund or a Private Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Fund’s or a Private Fund’s investment opportunities; problems that may arise in connection with the clearance and settlement of trades; inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries; overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.

LIBOR Transition and Reference Benchmark Risk

Certain instruments in which the Fund invests have historically relied upon LIBOR, an average offered interest rate for various maturities of short-term loans between certain major international banks. The terms of investments, financings or other transactions (including certain derivatives transactions) to which the Fund may be a party have historically been tied to LIBOR. In connection with the global transition away from LIBOR led by regulators and market participants, LIBOR was last published on a representative basis at the end of June 2023. Alternative reference rates to LIBOR have been established in most major currencies and markets in these new rates are continuing to develop. The transition away from LIBOR to the use of replacement rates has gone relatively smoothly but the full impact of the transition on the Fund or the financial instruments in which the Fund invest cannot yet be fully determined.

In addition, interest rates or other types of rates and indices which are classed as “benchmarks” have been the subject of ongoing national and international regulatory reform, including under the European Union regulation on indices used as benchmarks in financial instruments and financial contracts (known as the “Benchmarks Regulation”). The Benchmarks Regulation has been enacted into United Kingdom law by virtue of the European Union (Withdrawal) Act 2018 (as amended), subject to amendments made by the Benchmarks (Amendment and Transitional Provision) (EU Exit) Regulations 2019 (SI 2019/657) and other statutory instruments. Following the implementation of these reforms, the manner of administration of benchmarks has changed and may further change in the future, with the result that relevant benchmarks may perform differently than in the past, the use of benchmarks that are not compliant with the new standards by certain supervised entities may be restricted, and certain benchmarks may be eliminated

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entirely. Such changes could cause increased market volatility and disruptions in liquidity for instruments that rely on or are impacted by such benchmarks. Additionally, there could be other consequences which cannot be predicted.

Cybersecurity Risk

The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. The widespread use of work-from-home arrangements and the increasing use of virtual meeting and other technologies in workplaces following the COVID-19 pandemic may increase cybersecurity risk.

Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. While the Fund’s service providers, including the Adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified. Furthermore, the Fund and the Adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its shareholders. The Fund could be negatively impacted as a result.

Inflation/Deflation Risk

Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. Inflation, and investors’ expectation of future inflation, can impact the current value of portfolio investments, resulting in lower asset values and losses to Fund investors. Inflation rates may change frequently and drastically as a result of various factors, including unexpected shifts in the domestic or global economy, and the Fund’s investments may not keep pace with inflation, which may result in losses to Fund shareholders or adversely affect the real value of investments in the Funds. This risk may be elevated compared to historical market conditions because of historically high prevailing inflation rates, recent current events, monetary policy measures, regulatory changes, and the current interest rate environment. Deflation risk is the risk that the prices throughout the economy decline over time—the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Settlement Risk

In May 2024, the standard settlement cycle for numerous types of U.S. securities, including many of the securities in which the Fund invests, moved to T+1 from T+2. The Fund has worked with its service providers to prepare for the shortened settlement cycle and to understand and mitigate the potential impacts

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of shortened settlement on the Fund. However, this reduced settlement cycle may result in additional risks and implementation costs to the Fund to the extent that certain Fund investments have longer settlement cycles.

USE OF PROCEEDS

The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. In addition, for cash management purposes or while the Fund seeks investment opportunities, the proceeds of the offering may be invested by the Fund in short-term, high-quality debt securities, money market instruments, money market funds and/or liquid real estate-focused exchange-traded funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and policies. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or pending capital calls, or for temporary defensive purposes. If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital. A return of capital represents a return of a portion of your investment. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent disposition of the Shares. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs, as well as pay for offering costs associated with the sale of the Fund’s Shares. Thus, there is no guarantee that the Fund will be able to assemble and achieve its desired investment portfolio with the proceeds of the offering; and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

THE FUND

The Fund was organized as a Delaware limited liability company established on March 10, 2011 and is registered under the Investment Company Act as a closed-end investment management company. The Fund is a “non-diversified company” under the Investment Company Act, meaning that it does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer.

The Fund currently offers a single class of Shares designated as “common shares.” Shares of the Fund are continuously offered under the Securities Act. Shares are not listed, and the Fund does not intend to list Shares for trading, on any national securities exchange. The Fund is an interval fund that provides limited liquidity through a quarterly Repurchase Offer of Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act.

The Fund’s address is 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237 and its telephone number is (877) 200-1878.

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INVESTMENT OBJECTIVES, INVESTMENT STRATEGIES AND INVESTMENT FEATURES

Investment Objectives

The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation. The Adviser seeks to achieve the Fund’s objective by investing primarily in (i) investments in third party private funds that themselves invest in real estate and in debt investments secured by real estate (i.e., private REITs) and investment funds and other pooled investment vehicles (collectively, “Private Funds”)); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments. The principal investment strategies of the Fund reflect the aggregate operations of the Fund and its Subsidiaries.

The Fund is a multi-strategy, multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds and Sub-Advisers that the Adviser believes will meet the Fund’s investment objectives. While maintaining a balance of strategies, markets, risks and institutional asset managers within the real estate industry, it is the intent that over time the Fund’s portfolio reflect the broad trends of the real estate market. The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and a low correlation to the publicly-traded equities markets. The Fund pursues its investment strategy by seeking to diversify its overall Real Estate-Related Investment portfolio by: (i) geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions; (ii) property type: investments in multi-family, industrial, office, retail, hotel and other property types; (iii) strategy: differing property and securities acquisition, underwriting and management strategies; and (iv) capital structure: investments that include debt and equity securities, including preferred stock.

Subject to the repurchase policies of the Private Funds, the Adviser expects to reallocate the Fund’s assets in response to changes in market values and the performance of the Managers. The Adviser aims to maintain a portfolio of investments that includes a variety of strategies, markets and types of Managers.

The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions. Accordingly, at any given time, the Fund may not invest in all of the enumerated real estate investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted. The Adviser may add different investment strategies at its discretion within the real estate sector, consistent with the Fund’s investment objectives.

Additional information about the types of investments that are expected to be made by the Fund is provided below and in the SAI. The Fund’s investment objectives are a fundamental policy and may not be changed without the approval of shareholders. Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders. See “Additional Investment Policies – Fundamental Policies” in the SAI.

No assurance can be given that the Fund will achieve its investment objectives.

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Investing in Real Estate-Related Investments

The Fund may invest directly in, and gain exposure to, investment strategies, which involve various types of properties, in different geographic locations, with various risk/reward profiles and differing pieces of the capital structure including equity, debt or preferred securities. The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions. Allocations to a Private Fund may vary over time upon the ongoing monitoring of the Adviser and continuous analysis of alternative real estate managers and real estate securities managers. As noted above, the Fund will limit its investment in any one Private Fund to less than 25% of the Fund’s assets. Under normal circumstances, the majority of the Fund’s assets are expected to be invested in Private Funds (i.e., private funds that invest in real estate and debt investments secured by real estate), with the balance of the Fund’s assets allocated to Sub-Advisers and to cash and cash equivalents. The Fund is not limited in the types of Private Funds and Sub-Advisers that it may select or the types of investment activities in which they may engage, within the real estate sector and consistent with its investment objectives. Likewise, Sub-Advisers that are selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities may only use long-only investment strategies, and will be restricted from selling securities short and writing uncovered options. The following is a brief description of the strategies implemented by the Fund, which strategies are employed on a collective basis to achieve the Fund’s objectives.

Private Funds. The Fund gains exposure to Real Estate-Related Assets in part through investments in Private Funds. Private Funds are pooled investment vehicles, which are typically exempt from registration, that have investors other than the Fund. The Fund will be an investor in the Private Funds as any typical investor would be. Some of these Private Funds themselves invest in real estate. Other Private Funds invest in debt investments secured by real estate either directly or through separate entities. Private Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while many others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act. The Fund intends to invest no more than 15% of its assets in 3(c)(1)/3(c)(7) Funds (excluding, for the avoidance of doubt, any Private Fund that would qualify as an Other Private Fund). Additionally, the Fund will not invest in Private Funds that hold themselves out as “hedge funds.” While the Adviser will only select Private Funds that invest in real estate and/or real estate-related debt, these Private Funds will operate in a variety of global markets with a variety of real estate-related strategies and risk/return characteristics.

Real Estate-Related Debt. The Private Funds may invest in real estate debt investments, among other things, including commercial real estate loans and other real estate-related securities. The Fund intends to identify Private Funds with Managers that focus on the major property types within commercial real estate (multi-family, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics. The Private Funds may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), participating loans, bridge loans, and other secured real estate-related debt.

Core. The Fund may invest in Private Funds with strategies that target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Investments are typically located in primary markets and in the main property types (offices, retail, industrial and multi-family) and are stable, well-maintained, and well-leased. For example, office properties with investment grade tenants; multi-family properties in major metropolitan cities with higher rental rates; retail properties in more traditional neighborhoods and community strip-mall centers and regional and super regional malls; and warehouse

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and research and development properties in strong distribution centers ,may be considered to fall within this property type. The Fund intends to identify investments within this strategy that anticipate limited leverage (i.e., approximately 20% to 35%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market.

Core Plus. The Fund may invest in Private Funds with strategies that seek moderate risk portfolios with real estate that provides moderate returns. Investments are predominantly core but with an emphasis on a modest value added management approach. A core-plus portfolio requires slightly more complex financial structuring and management intensive focus than a core portfolio of investments. Focus is on the main property types, in both primary and secondary markets, in buildings generally in good condition that require some form of enhancement (i.e., repositioning, redevelopment and/or releasing). The Fund intends to identify investments within this strategy that anticipate moderately low leverage (i.e., approximately 35% to 50% of the gross asset value of a Private Fund) and some additional capital investment.

Value Added. To a lesser extent than core and core plus, the Fund may invest in Private Funds with strategies that typically focus on more aggressive active asset management and often employ relatively more leverage. Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them (i.e., redevelopment/repositioning/releasing). To the extent the Fund invests in this strategy, the Fund intends to identify investments that anticipate moderate leverage (i.e., approximately 50% to 65%) and additional capital investment.

The Private Funds will not be registered as investment companies under the Investment Company Act. See “Risk Factors – Private Funds Risk.” In order to ensure compliance with the Code and other applicable regulatory requirements, the Fund generally will seek to invest in Private Funds that utilize private REITs as the Adviser expects that income from such REITs would comply with the RIC 90% investment income requirement under the Code. See “Taxes.”

Real Estate Securities. The Fund may invest directly in Real Estate Securities, including equity and debt securities issued by real estate-related companies. The Adviser has engaged the Sub-Advisers to invest the Fund’s assets in Real Estate Securities.

Global Real Estate Equities. The Fund seeks global real estate equity investments that the Adviser believes will generate competitive total returns and current income. These investments typically include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities. REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs. The Fund may also invest in securities of foreign companies in the form of ADRs, GDRs and EDRs. The Sub-Advisers employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics.

Real Estate Preferred Equities. The Fund seeks real estate preferred equity investments that the Adviser believes will generate high income and capital preservation. These investments typically include preferred stock of REITs and other real estate-related companies. The Sub-Advisers apply differing strategies, including, but not limited to, a value-oriented investment approach focused on credit quality and company fundamentals. The Sub-Advisers will evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors. This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.

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Real Estate Debt. The Fund’s direct real estate debt investments include commercial real estate loans and other real estate-related securities that the Sub-Advisers believe will generate a stable income stream of attractive and consistent cash distributions. The Fund may make such investments through investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage-backed securities (“CMBS”), participating loans, bridge loans and other secured and unsecured real estate-related debt. There is no limit on the maturity or duration of any individual security and/or other investment in which the Fund may invest.

The Adviser will delegate to Sub-Advisers the management of a designated portion of the Fund’s assets for investment in Real Estate Securities. Underlying equity securities chosen by the Sub-Advisers may be listed or unlisted and underlying debt securities may be rated or unrated.

Other Investments. In certain circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in short-term, high-quality debt securities, money market instruments, money market funds, exchange-traded funds, and/or cash or cash equivalents. The Fund may also invest excess cash balances in these types of investments, as deemed appropriate by the Adviser. The Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates. In addition, in pursuing its investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund intends to utilize leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.

Portfolio Contents

The Fund may make portfolio investments directly or indirectly through one or more Subsidiaries. References herein to the Fund include references to a Subsidiary in respect of the Fund’s investment exposure. The Fund will comply with certain provisions of the Investment Company Act applicable to the Fund on an aggregate basis with the Subsidiaries, including provisions relating to investment policies (Section 8), affiliated transactions and custody (Section 17), and capital structure and leverage (Section 18). To the extent that any Subsidiary directly incurs leverage in the form of debt, such leverage will be aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. The VCMIX Subsidiary has the same investment objective and strategies as the Fund and, like the Fund, is managed by the Adviser. The Fund may invest in the VCMIX Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner.

Selection of Private Funds and Sub-Advisers

The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. The Adviser takes into consideration the following criteria, as applicable, when selecting the approved Managers: assets under management; length of time in the business; stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and leverage limitations; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.

Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Private Funds may be newly organized and have no, or only

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limited, operating histories. However, the Adviser typically will select Managers whose principals have substantial experience investing assets in real estate and/or Real Estate Securities. There can be no assurance that the Adviser will be able to access Private Funds or Sub-Advisers that will enable the Fund to meet its objectives.

Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Private Funds. Private Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT or corporate entity. See “Risk Factors – Focused Investment Risk” and “– Leverage Risk.” While the approved Private Funds and Sub-Advisers have been reviewed and approved by the Adviser, there is no guarantee that any one Private Fund or Sub-Adviser will receive an allocation of the Fund’s assets for investment. When a Private Fund or Sub-Adviser is selected, the allocation of assets may vary substantially for each. Additionally, there can be no assurance that a Private Fund or Sub-Adviser will have the capacity to accept additional assets for management and there may be a delay in the acceptance of such an investment that may change the Fund’s ability to utilize such approved Private Fund or Sub-Adviser.

The current investment guidelines developed by the Adviser include a review of the Private Funds and Sub-Advisers. In conducting this review, the Adviser will rely on its analysis and due diligence process for the selection of the appropriate Private Funds and Sub-Advisers. The Adviser may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds and Sub-Advisers that it considers. In addition, the Adviser seeks to conduct a multi-step process to review and evaluate each potential Private Fund and each potential Sub-Advisers that includes: meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the Manager’s firm and its respective team; (ii) the infrastructure of the Manager’s research, evaluation and investment procedures; (iii) the Manager’s strategies and method of execution; (iv) the Manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believe give a Private Fund or Sub-Adviser an advantage over other potential investment funds and Managers.

Once a Private Fund is selected, the Fund and the Adviser continue to review the investment process and performance of the Private Fund. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. The Adviser, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.

In addition, once a Sub-Adviser is selected by the Adviser and approved by the Board and a majority of the existing shareholders (at such time), as necessary, to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities, the Fund and the Adviser continue to review the investment process and performance of the Sub-Adviser. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Real Estate Securities that are consistent with the Fund’s investment objective and RIC requirements and that the investment performance in such securities is satisfactory.

Borrowing/Leverage

In pursuing its investment objective, the Fund (directly or indirectly, including through one or more Subsidiaries) may add leverage to its portfolio through borrowings, such as through bank loans or commercial paper and/or other credit facilities, or by utilizing reverse repurchase agreements and similar

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financing transactions, dollar rolls, and/or credit default swaps. The Fund may use leverage to make additional investments, to satisfy repurchase requests from Fund shareholders, to provide the Fund with temporary liquidity, or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund may add leverage to its portfolio by utilizing a bank loan secured by the portfolio securities of the Fund, commercial paper, and/or other borrowings available to the Fund. The Fund intends to utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. Leveraging is a speculative technique and the use of leverage involves increased costs and risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The Fund may lose money through the use of leverage. See “Risk Factors – Leverage Risk.” The Fund has, and may in the future, borrow money in order to repurchase its Shares. The Fund may also borrow to facilitate investments or to seek to enhance returns. The Fund intends to limit its borrowing and the overall leverage of its portfolio to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. Any leverage at the Fund and Subsidiary levels will be in addition to financial leverage that a Private Fund may use as part of its capital structure.

Effects of Leverage

Assuming the Fund obtains bank borrowings with a repayment obligation equal to approximately 3% of the Fund’s managed assets and an annual interest rate of 6.5% of such repayment obligation or principal balance (which rate is approximately the current rate which the Adviser expects the Fund to pay, based on market rates as of March 31, 2024), income generated by the Fund’s portfolio (net of estimated expenses) would need to exceed 0.20% in order to cover such interest payments on the borrowings. Actual interest rates may vary and may be significantly higher or lower than the rate estimated above.

The following table illustrates the hypothetical effect on the return to a holder of the Fund’s common Shares of the leverage obtained through bank borrowings equal to approximately 3% of the Fund’s managed assets and interest paid on borrowings at an annual rate of 6.5%. It is designed to illustrate the effect of leverage on the total return of common Shares, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risk Factors – Leverage Risk.”

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Share Total Return	(10.50)%	(5.35)%	(0.20)%	4.96%	10.11%

Total Return is composed of two main elements: the net investment income of the Fund after paying interest on its leverage and gains or losses on the value of the securities the Fund owns.

The Fund currently uses leverage (whether through the use of senior securities or otherwise) to achieve its investment objective, as a liquidity source to Fund repurchases or for temporary and extraordinary purposes and may consider other potential uses in the future. The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions, and other factors.

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The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s or the Private Funds’ or the Subsidiary’s investment objectives will be achieved or that their investment programs will be successful. In particular, a Private Fund’s use of leverage, its sector or geographic focus, its limited diversification and the limited liquidity of some of its investments, in certain circumstances, can result in or contribute to significant losses to the Fund. Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Shareholders could lose some or all of their investment. The current investment themes and the research and investment process presented in this material represent the views of the Adviser at the time this material was completed and are subject to change without notice.

MANAGEMENT OF THE FUND

Directors and Officers

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company. There are currently six directors of the Fund, one of whom is treated by the Fund as an “interested person” (as defined in the Investment Company Act). The names and business addresses of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Control Persons

A control person is one who beneficially owns, directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of June 30, 2024, the Fund did not know of any person that controlled the Fund.

Adviser and Investment Management Fee

Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “Investment Management Agreement”). In addition to managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting and the Fund’s strategies and for selecting and hiring the Sub-Advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the Sub-Advisers’ investment programs for consistency with the Fund’s investment objective and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the Sub-Advisers, allocate assets away from Sub-Advisers, and select additional Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.

In consideration for its investment management services, the Fund pays the Adviser the Investment Management Fee equal to 0.95% annually of the average daily NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated

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based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Adviser may receive additional compensation at an annual rate based on a Subsidiary’s average daily net assets for providing management services to the Subsidiary. To the extent the Fund makes investments through a Subsidiary, the Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCMIX Subsidiary such that, for the collective net assets of the Fund and the VCMIX Subsidiary, the total Investment Management Fee is calculated at a rate of 0.95%.

Conflicts of interest exist as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocation of the Fund’s assets. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor Sub-Advisers may be less than what is expended to select and monitor underlying Private Funds. If the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor Private Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Private Funds on the one hand, or in selecting and monitoring Sub-Advisers, on the other.

The Adviser is an asset management firm that specializes in real asset investing with approximately $4.95 billion in assets under management as of June 30, 2024. The Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237, and its telephone number is (877) 200-1878. Colliers International Group Inc., a publicly traded real estate services and investment management company whose principal offices are at 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4, owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser.

The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on ninety days’ written notice to the Fund. The Investment Management Agreement continues in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Directors of the Board. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.

The Investment Management Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence by the Adviser in the performance of its duties under the Investment Management Agreement or reckless disregard of its obligations under the Investment Management Agreement, the Adviser will not be liable to the Fund for any error of judgment or for any loss suffered by the Fund in connection with the subject matter of the Investment Management Agreement. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser and its affiliates, and their respective partners, members, managers, directors, officers, shareholders, employees, and controlling persons (collectively, the “Indemnified Parties”), against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that such amounts were not the direct result of willful misfeasance, bad faith or gross negligence on the part of such Indemnified Party in the performance of its duties (if any) under the Investment Management Agreement or resulted from such Indemnified Party’s reckless disregard of its obligations and duties (if any) under the Investment Management Agreement.

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A discussion regarding the basis for the Board’s approval of the Investment Management Agreement between the Fund and the Adviser, along with a discussion regarding the basis for the Board’s approval of the continuation of the previous investment management agreement between the Fund and the Adviser is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2023.

Key Personnel of the Adviser

The key personnel of the Adviser who currently have primary responsibility for management of the Fund (collectively, the “Portfolio Managers”) are as follows:

Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of Versus Capital Advisors. Mr. Frazier is the Chairman of the Versus Investment Committee. He has served as the CIO since joining the Adviser in 2011.
Dave Truex, CFA	Deputy Chief Investment Officer	August 2017	Deputy Chief Investment Officer of Versus Capital Advisors. Mr. Truex is a member of the Versus Investment Committee. He has served as the Deputy CIO since joining the Adviser in 2017. Prior to joining the Adviser, Mr. Truex was a Portfolio Manager for Colorado’s Public Employees Retirement Association from 2013 to 2017.
Kevin Nagy, CAIA	Director of Investments	July 2024	Director of Investments of Versus Capital Advisors. Mr. Nagy has served as Director of Investments since 2024 and previously served as Senior Portfolio Analyst since joining the Adviser in 2019. Prior to joining the Adviser, Mr. Nagy was an Assistant Vice President in Callan LLC’s Real Assets Consulting Group from 2013-2019.

The Portfolio Managers will not be employed by the Fund and do not receive direct compensation from the Fund in connection with their portfolio management activities. The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities of the Fund.

The Adviser maintains an Investment Committee, led by Casey Frazier, the Adviser’s Chief Investment Officer, which provides general oversight of the Fund’s investments. The senior executives on the Adviser’s Investment Committee have substantial experience with the establishment, underwriting, and management of investment products consisting primarily of real asset investment products, including infrastructure investments, and real estate-related securities.

Sub-Advisers and Sub-Advisory Fees

The Adviser has responsibility, subject to oversight by the Board, for overseeing the Sub-Advisers and for recommending their hiring, termination and replacement. The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s investment objective. The Adviser has entered into such sub-advisory agreements with the following Sub-Advisers:

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Principal Real Estate Investors, LLC

The Adviser has engaged Principal Real Estate Investors, LLC (“PrinREI”) a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. PrinREI has been managing commercial real estate securities since 1998 and is a wholly-owned, indirect subsidiary of Principal Financial Group, Inc., a public company listed on the Nasdaq Global Select Market (symbol: PFG). PrinREI focuses on investments in publicly traded real estate securities including both equity and debt investments in both U.S. and non-U.S. markets. PrinREI is located at 711 High Street, Des Moines, IA 50392. PrinREI typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. PrinREI is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.49% based on assets under management.

The key decision makers for the portfolio are the REIT equities portfolio managers Kelly Rush, Anthony Kenkel, and Simon Hedger. The team averages over 20-years tenure with the firm and averages over 30 years of investment experience. The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Name	Title	Since	Recent Experience
Kelly Rush	Chief Investment Officer	1987	Mr. Rush is the CIO and a Global Portfolio Manager for PrinREI. Mr. Rush has been with the firm since 1987.
Anthony Kenkel	Portfolio Manager	2001	Mr. Kenkel is a Global Portfolio Manager for PrinREI. Mr. Kenkel has been with the firm since 2001.
Simon Hedger	Portfolio Manager	2003	Mr. Hedger is a Global Portfolio Manager for PrinREI. Mr. Hedger has been with the firm since 2003.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and PrinREI, along with a discussion regarding the basis for the Board’s approval of the continuation of the previous investment sub-advisory agreement between the Adviser and PrinREI (the “PrinREI Sub-Advisory Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2023.

Security Capital Research & Management

The Adviser has engaged Security Capital Research & Management Incorporated (“Security Capital”) a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Founded in 1995, Security Capital operates with an exclusive focus on investments in U.S.-based real estate securities. Security Capital is located at 10 South Dearborn Street, 38th Floor, Chicago, Illinois 60603. Security Capital typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund using a detailed real estate research process that is focused on the cash flow generating potential of the real estate owned by the companies in whose securities the Fund invests. Security Capital is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.45% based on assets under management. Security Capital has a deep and experienced investment team contributing to the management of the assets managed on behalf of the Fund.

The Portfolio Management Team comprising Anthony R. Manno Jr., Kevin W. Bedell and Nathan J. Gear directs all investment decisions and average over 36 years of investment and real estate experience

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in all market cycles since the 1970s. The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Name	Title	Since	Recent Experience
Anthony Manno	CEO & CIO	1994	Mr. Manno is the CEO and CIO of Security Capital. Mr. Manno has been with the firm since 1994.
Kevin Bedell	Head of Investment Research	1996	Mr. Bedell is the Head of Investment Research of Security Capital. Mr. Bedell has been with the firm since 1996.
Nathan J. Gear	Executive Director	2006	Mr. Gear is senior member of the Investment Research Team, he leads the fundamental analysis and pricing of REIT fixed income senior securities.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Security Capital, along with a discussion regarding the basis for the Board’s approval of the continuation of the previous investment sub-advisory agreement between the Adviser and Security Capital (the “Security Capital Sub-Advisory Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2023.

Other Expenses of the Fund

The Fund bears all expenses incurred in connection with its operations, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. For purposes of this section, “the Fund” includes the Subsidiaries. Expenses borne by the Fund may include:

•	all costs and expenses related to portfolio transactions and investments for the Fund’s portfolio, including, but not limited to, brokerage commissions, research fees (including “soft dollars”), interest and commitment fees on loans and debt balances, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in the Private Funds;
•	all costs and expenses associated with operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
•	the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;
•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund or the Board;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
•	all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;
•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
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•	the fees of BNY Mellon, UMB Bank and of custodians, transfer agents, and other persons providing administrative services to the Fund;
•	personnel costs and expenses for the Fund’s Chief Compliance Officer; and
•	such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

Additional Service Providers

BNY Mellon performs certain administrative and accounting services and shareholder services for the Fund and the Adviser. In consideration for these services, the Fund pays BNY Mellon an annual fee, which will accrue daily on the basis of the average daily NAV of the Fund, subject to a minimum monthly service fee.

In addition, BNY Mellon serves as the Fund’s Transfer Agent and maintains the Fund’s accounts, books and other documents as required to be maintained under the Investment Company Act at 118 Flanders Road, Westborough, MA 01581, or at such other place as designated by the Adviser.

UMB Bank (the “Custodian”) serves as the Fund’s custodian. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.

SUITABILITY OF THE INVESTMENT

An investment in the Fund involves a considerable amount of risk. You may lose some or all of your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may be appropriate for long-term investors seeking to diversify their total investment portfolios by pursuing income and potential growth by adding a real estate exposure to their total portfolio. Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund; however, limited liquidity will be available through quarterly Repurchase Offers described in this Prospectus. In addition, the Shares are not traded on an exchange and there is currently no secondary market for the Shares. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

HOW TO PURCHASE SHARES

The Fund offers Shares continuously at the prevailing NAV per Share. Shares are not subject to any upfront sales load, distribution fee or early withdrawal charge. Shares are only available for purchase by: (i) institutional investors, including registered investment advisers (“RIAs”), banks, brokers/dealers, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors, general partners, or employees of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors referred to in clause (ii) above is $10,000. There

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is no minimum amount for subsequent purchases of Shares. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.

Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee submits the order to the Fund’s Transfer Agent. The Shares are offered at the prevailing NAV per Share as of the Business Day that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.

Intermediaries may impose additional or different conditions than the Fund on purchases of Shares. They may also independently establish and charge their customers or program participants transaction fees, account fees, and other amounts in connection with purchases of Shares in addition to any fees imposed by the Fund. These additional fees may vary over time and could increase the cost of an investment in the Fund and lower investment returns. Each Intermediary is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases. Shareholders who are customers of these Intermediaries or participants in programs services by them should contact the Intermediary for information regarding these fees and conditions.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA PATRIOT Act) may require an Intermediary or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide information, it may not be possible to open your account. If the Intermediary or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.

Inactive Accounts and Unclaimed Property. Shareholders should ensure that the address on file with the Transfer Agent is correct and current in order to prevent their accounts from being deemed abandoned in accordance with applicable state law. A shareholder’s account may be deemed abandoned in accordance with state escheatment laws if no activity occurs in the account for a specified amount of time, which varies by state. The Fund is legally required to escheat (or transfer) abandoned property to the applicable state’s unclaimed property administrator or other appropriate state authority. The investor’s last known address of record determines which state has jurisdiction over an abandoned account. While the Transfer Agent will, if it receives returned mail, attempt to locate shareholders in accordance with applicable law, if the Transfer Agent is unable to locate the shareholder and the account is considered abandoned under applicable state law, then the Transfer Agent will escheat the account to the state. It is

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your responsibility to ensure that you maintain accurate and current contact information for your account. You should contact the Transfer Agent at (855) 653-7173 or 118 Flanders Road, Westborough, MA 01581 at least annually to ensure your account remains in active status. Neither the Fund nor the Adviser will be liable to shareholders or their representatives for good faith compliance with escheatment laws.

REPORTS TO SHAREHOLDERS

The Fund issues periodic reports to all investors, including annual audited financial statements, which are available on the Fund’s website at www.versuscapital.com. Paper copies of the Fund’s periodic reports will no longer be sent by mail, as permitted by regulations adopted by the SEC. You will instead be notified by mail and provided with a link each time a report is posted to the website. If you already elected to receive reports electronically, you will not be affected by this change. Copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878.

LEGAL PROCEEDINGS

The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.

DISTRIBUTION POLICY AND DISTRIBUTION REINVESTMENT POLICY

In accordance with requirements applicable to regulated investment companies, the Fund intends to distribute to shareholders at least 90% of its investment income and net short-term capital gains realized on investments, each year, through regular quarterly distributions. In addition, the Fund may make periodic distributions to shareholders of all or a portion of the long-term capital gains realized on transactions in its investments, in accordance with the requirements of the Investment Company Act and the Code.

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election. Shareholders may change their election or receive additional information regarding the Fund’s Distribution Reinvestment Policy by contacting the Fund’s transfer agent, the Fund’s Distribution Reinvestment Policy agent (the “Plan Agent”), at (855) 653-7173 or 118 Flanders Road, Westborough, Massachusetts 01581 (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Whenever the Fund declares a distribution, participating shareholders will receive such distribution entirely in Shares to be issued by the Fund, including fractions. The number of Shares received by a shareholder in respect of the distribution will be based on the current NAV of the Fund on the ex-dividend date, as determined by or on behalf of the Fund. There is no sales load or other charge for Shares received pursuant to the Dividend Distribution Policy. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”

QUARTERLY REPURCHASES OF SHARES

The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer amount will be determined by the Board before each Repurchase Offer. Each quarterly Repurchase Offer will be at the NAV per Share determined as of the Repurchase Pricing Date. Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s

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outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including Intermediaries, custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within seven days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.

Repurchase Amounts

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be not less than 5% nor more than 25% of the Shares outstanding on the Repurchase Request Deadline. The Repurchase Offer Amount will be determined by the Board before each Repurchase Offer.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the number of Shares in the Fund’s Repurchase Offer, allocating such repurchase among the shareholders on a pro rata basis based on the number of Shares tendered by each of the shareholders; or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer Amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis based on the number of Shares tendered by each of the Fund’s shareholders. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund in any Repurchase Offer. Shares repurchased by the Fund are not subject to an early withdrawal charge.

Notice to Shareholders

Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will describe (i) instructions for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will also state the Repurchase Offer Amount, the dates of the

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Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the scheduled Repurchase Payment Date. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase, including the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline).

Repurchase Price

The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. The notice will also provide a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a Repurchase Offer only: (i) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a RIC under the Code; (ii) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund shall not suspend or postpone a Repurchase Offer under the foregoing circumstances except pursuant to a vote of a majority of the Directors, including a majority of the Independent Directors.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.

The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase Offers typically will be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. In addition, the

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sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly Repurchase Offers are a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.

CALCULATION OF NET ASSET VALUE

The Fund calculates its NAV once each Business Day typically as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the regular schedule of the NYSE is for a close prior to 4:00 p.m. Eastern Time, such as on days in advance of holidays observed by the NYSE, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE, the Fund may calculate its NAV as of an alternative time. The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy. The NAV of the Fund and the NAV per Share will be calculated daily by BNY Mellon, as administrator, in accordance with the valuation methodologies approved by the Board, by the Adviser in its role as the Fund’s valuation designee (the “Valuation Designee”), or as may otherwise be determined from time to time pursuant to policies established by the Board or the Valuation Designee.

Valuation Methodology – Securities with Readily Available Market Quotations

Publicly Traded U.S. Listed Equity Securities, including certain Preferred Stock Exchange-Traded Funds (ETFs) and Listed Closed End Funds. Investments in publicly traded, domestic equity securities that are listed on the NYSE are valued, except as indicated below, at the official closing price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no published closing price on such day, the securities are fair valued in accordance with the procedures outlined below. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the Business Day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board or the Valuation Designee.

Open-End Mutual Funds. Investments in open-end mutual funds are valued at their closing NAV.

Fair Valuation Methodology – Securities without Readily Available Market Quotations, Priced by an Approved Pricing Source

Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Valuation Designee to be over-

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the-counter, are valued at the official closing prices as reported by one or more pricing service providers as approved by the Board or the Valuation Designee (“Approved Pricing Sources”). If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price.

Fixed income securities, typically will be valued on the basis of prices provided by an Approved Pricing Source, generally an evaluated price or at the mean of closing bid and ask prices obtained by the Approved Pricing Source when such prices are believed by the Valuation Designee to reflect the fair market value of such securities.

Syndicated loans are valued by Approved Pricing Sources at the average of broker quotes obtained from market makers deemed reliable by their internal evaluation staff or by internally developed models that incorporate both indicative quotes and actual trade data for similar loans.

Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.

Securities for which market prices are unavailable, or securities for which the Adviser determines that the market quotation is unreliable, will be valued at fair value pursuant to procedures approved by the Board. In these circumstances, the Adviser determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.

The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different from the value that could be realized upon the sale of such security.

Fair Valuation Methodology – Private Funds

The Board has adopted procedures pursuant to which the Valuation Designee typically will value the Fund’s investments in the Private Funds according to the value reported by each Private Fund’s quarterly NAV statement. The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund.

In certain circumstances, a Private Fund or its manager may provide information on a Private Fund’s NAV on a basis more frequent than quarterly (daily or periodically). The Valuation Designee will also review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. If determined reasonable, the Valuation Designee may value the Fund’s investment in such Private Fund according to this information without further adjustments.

The Valuation Designee may conclude, in certain circumstances, that the information provided by any Private Fund or its manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Valuation Designee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Valuation Designee, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

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Additionally, between the quarterly valuation periods (and between other periodic valuation periods if determined appropriate by the Valuation Designee), the NAVs of such Private Funds are typically adjusted daily based on the total return that each Private Fund is estimated by the Valuation Designee to generate during the current quarter. The Valuation Designee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments.

The Valuation Designee shall use its best efforts to ensure that each Private Fund has in place policies and procedures that provide underlying principles behind the disclosure of reliable information with adequate supporting operational practices.

If the Valuation Designee determines that the Fund does not have the ability to sell shares of a Private Fund in its primary market through redemptions back to the Private Fund, the Valuation Designee may determine to fair value the Private Fund at a price other than its NAV. In such an instance, the Valuation Designee may consider any information it deems appropriate, including information received from broker-dealers and/or pricing services or comparable sales in the secondary market. Any such fair valuation determinations will be made in good faith by the Valuation Designee, may be based upon an internally developed pricing model, and will be reported to the Board’s Valuation Committee at its next regularly scheduled quarterly meeting.

NAV and NAV Per Share Calculation

The price at which an investor buys Shares or has Shares repurchased is the NAV per Share. BNY Mellon calculates the Fund’s NAV once each Business Day as follows:

•	Current value of the Fund’s total assets, including the value of all investments held; and
•	Less any liabilities including accrued fees and expenses of the Fund or distributions to be paid.

NAV per Share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. The NAV per Share is calculated before taking into consideration any additional investments to be made as of such date and prior to including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Date that is as of such date.

DESCRIPTION OF SHARES

The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shares are not available in certificated form. Any transfer of Shares will be void if made to an account held through a broker, dealer or other Intermediary that has not entered into an agreement for the provision of shareholder services to the Fund. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly

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transferred Shares at their then current NAV. This repurchase right is in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, including the ability of a shareholder to transfer or resell Shares pursuant to the terms of the LLC Agreement, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”

In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in Shares. Shareholders may elect initially not to reinvest by indicating that choice in writing to the Fund’s transfer agent. Thereafter, shareholders are free to change their election by contacting the Fund’s transfer agent (or, alternatively, by contacting the selling agent that sold such shareholder its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for Shares received by reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.

The following table shows Shares of the Fund that were authorized and outstanding as of June 30, 2024:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	0	82,389,409.341

As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements. In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.

TAXES

This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.

Treatment as a Regulated Investment Company

The Fund has elected to be treated, and intends each year to qualify and be eligible to be treated, as a RIC under Subchapter M of the Code. A RIC is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. The Fund’s failure to qualify as a RIC would result in corporate-level taxation, thereby reducing the return on your investment.

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The Fund is permitted to invest up to 25% of its total assets in the aggregate in the VCMIX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes, and any other issuer that the Fund controls and that is engaged in the same, similar or related trade or business. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCMIX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund.

Taxes on Fund Distributions

A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.

The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and net capital gains recognized on the sale, redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, the Fund has made, and in the future may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as a return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.

Distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described in the SAI, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders.

An investment in the Fund may result in liability for the federal alternative minimum tax to shareholders subject to such tax. Shareholders subject to the alternative minimum tax should consult their tax advisors regarding the potential alternative minimum tax implications of holding shares of the Fund.

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Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).

Certain Fund Investments

The Fund’s transactions in derivatives could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions). The Fund does not expect to qualify to pass through tax-exempt dividends to shareholders.

Private Funds

The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

Private Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.

Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Foreign (Non-U.S.) Taxes

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce

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the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.

Taxes When You Dispose of Your Common Shares

Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer and are able to sell all of the Shares they hold or are deemed to hold in response to a Repurchase Offer (as described above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the Repurchase Offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

DISTRIBUTION ARRANGEMENTS

General

Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Distributor’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.

The Distributor will offer the Shares on a best efforts basis, but is not obligated to sell any certain number of Shares. Under the Distribution Agreement between the Fund and the Distributor, the Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification in the performance of such person’s duties under the Distribution Agreement, or from the reckless disregard of such person’s obligations under the Distribution Agreement.

Other Payments Made by the Fund, the Adviser, the Distributor and/or its Designee

The Fund, the Adviser and/or the Distributor may authorize one or more Intermediaries to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities

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and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Distribution-related services may include, among other things, the provision of education and support for the Fund’s sales team, the placement of the Fund on preferred lists and in advisory allocation models, and promotion of the Fund through conferences, roadshows, and newsletters. Shareholder servicing arrangements may include, among other things, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

Compensation received by the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Investment Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Intermediaries, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to an Intermediary’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of an Intermediary how the Intermediary will be compensated for investments made in the Fund.

The Adviser may manage and offer additional investment products other than the Fund. The compensation for services paid to Intermediaries may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e., even if, overall, an investor would pay the same amount in fees). The differences in compensation may create an incentive for Intermediaries to recommend funds for which they receive higher compensation. Shareholders should discuss this with their Intermediaries to learn more about the compensation they receive.

PRIVACY NOTICE

This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information (“Personal Information”) for business purposes, such as to process requests

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and transactions, to maintain accounts, and to provide customer service. Personal Information is obtained from the following sources.

•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
•	Written and electronic correspondence, including telephone contacts; and
•	Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information for business purposes. Employees are required to maintain and protect the confidentiality of Personal Information. The Adviser, on behalf of the Fund, maintains written policies and procedures that address physical, electronic and administrative safeguards designed to protect Personal Information.

The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party only as authorized by exceptions to Regulation S-P’s opt-out requirements, for example, if it is necessary to effect, administer, or enforce a transaction that an investor requests or authorizes; (ii) in connection with processing or servicing a financial product or service an investor requests or authorizes; and (iii) in connection with maintaining or servicing the investor’s account with the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

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STATEMENT OF ADDITIONAL INFORMATION DATED JULY 29, 2024

VERSUS CAPITAL

REAL ESTATE FUND LLC

(formerly, Versus Capital Multi-Manager Real Estate Income Fund LLC)

Shares of Beneficial Interest: (VCMIX)

5050 S. Syracuse Street, Suite 1100

Denver, Colorado 80237

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

____________________

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Versus Capital Real Estate Fund LLC (the “Fund”), dated July 29, 2024 (the “Prospectus”). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are incorporated by reference into this SAI. You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports without charge by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.versuscapital.com. This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

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THE FUND

The Fund is a non-diversified, closed-end management investment company that continuously offers its shares and operates as an “interval fund” (as defined below). The Fund offers one class of shares. The Fund initially offered its Shares on December 19, 2011. As of July 12, 2012, the Fund simultaneously redesignated its then issued and outstanding Shares as Class F Shares and created Class I Shares. A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX). Any issued and outstanding Class F Shares were converted to Common Shares (VCMIX). The Class F Shares have been eliminated and will no longer be offered.
Effective July 29, 2024, the Fund’s name changed from Versus Capital Multi-Manager Real Estate Income Fund to Versus Capital Real Estate Fund.

ADDITIONAL INVESTMENT POLICIES

The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objectives, Strategies and Investment Features” in the Prospectus.

Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “Shares”). Fundamental policies of the Fund are listed below. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund may not:

•	The Fund is focused on investing in Real Estate-Related Investments (as defined below) and will not invest in any industries other than the group of real estate investment and management industries.

•	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets. The interest on borrowings will be at prevailing market rates, to the extent the Fund borrows. The Fund’s use of leverage involves risk of loss.

•	Engage in short sales, purchases on margin or the writing of put and call options.

•	Issue senior securities (including preferred shares of beneficial interest), except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).
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•	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

•	Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act. To the extent the Fund engages in loan activity, it exposes its assets to a risk of loss.

•	Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or securities issued by companies that invest or deal in real estate, real estate mortgage loans or “REITs. This exposes the Fund to the general risks of investing in real estate and the risks of investing in real estate debt and real estate-related debt securities.

•	Invest in physical commodities or commodity contracts, except that the Fund may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes, that provide exposure to the investment returns of the commodities markets, including foreign currency markets. This exposes the Fund to the risks associated with hedging strategies and currency and exchange rates.

•	Invest more than 25% of the value of its total assets in the securities of any single issuer or of any group of issuers, controlled by the Fund, that are engaged in the same, similar or related trades or businesses, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Private Funds (as defined below) in which the Fund will seek to invest are not considered part of an industry. The Fund may invest in Private Funds that may concentrate their assets in one or more industries and the Fund may invest at least 80% of its assets in Real Estate-Related Investments.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.

The Fund’s investment objectives are fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities. The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.

As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.

Certain Portfolio Securities and Other Operating Policies

The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation. The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.

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The Fund pursues its investment objectives primarily by investing in (i) investments in third party private funds that themselves invest in real estate and in debt investments secured by real estate (collectively, the “Private Funds”); and (ii) domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (“Real Estate Securities” and together with the Private Funds, “Real Estate-Related Investments”). Under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Real Estate-Related Investments.

Private Funds

The Private Funds take in funds on a continuous basis, typically undertake quarterly repurchases and typically do not have a defined termination date. A Private Fund’s portfolio may be structured to invest in the equity or debt of core, core-plus or value added real estate assets. This may include investment properties in various geographic markets (domestic and foreign) and property types (retail, office, multi-family, industrial, and other). With respect to equity real estate investments, the Private Funds will generally hold investments in fee-simple, directly or through one or more special purpose title-holding entities. They may also utilize other ownership structures, such as leasehold interests and joint ventures. With respect to real estate debt investments, the Private Funds may acquire commercial real estate loans both by directly originating the loans and by purchasing them from third party sellers. When investing in such securities, the Managers of the Private Funds may evaluate credit quality, collateralization levels, duration, property type, property class and location among numerous other aspects of the securities features to determine its investment qualities.

In addition to diversification across property type and geographic markets, Private Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation. No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, some of the Private Funds have net asset value (“NAV”) limitations for any one individual property held by such Private Fund relative to the NAV of the Private Fund’s overall portfolio. While some Private Fund managers will seek diversification across property types, certain Private Funds may have a more specific focus and may not seek such diversification, but instead use an investment strategy based on expertise within specific or multiple property categories.

The Private Funds may use leverage as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus, and/or other economic or property specific factors, each Private Fund will have differing leverage limitations. Such limitations are specific to each Private Fund and may apply to an overall portfolio limitation as well as a property specific limitation. The Private Funds that focus on debt investments may utilize managing match-funded, flexible term debt facilities and securitization vehicles or other financing alternatives available through capital markets.

To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in certain circumstances in order to avoid being considered an “affiliated person” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including matters that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. If the Fund’s ability to vote is limited, its ability to influence matters being voted on will be reduced relative to other investors (which may include other investment funds or accounts managed by the Adviser). See “Risk Factors – Private Funds Risk” in the Prospectus. Where a separate non-voting security class is not available, the Fund would seek to create by contract the same result as owning a non-voting security class through a written agreement between the Fund and the Private Fund in which the Fund irrevocably foregoes the right to vote. The absence of voting rights potentially could have an adverse impact on the Fund.

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Real Estate Debt Securities

The Fund will invest in real estate debt securities directly and indirectly through Private Funds. These real estate debt investments may include a variety of commercial real estate loans, including senior mortgage loans, subordinated or junior mortgage loans, mezzanine loans, and participations in such loans, as well as commercial real estate-related debt securities, such as commercial mortgage-backed securities (“CMBS”) and REIT senior unsecured debt. The Fund may be exposed to a variety of security types, property types, and geographic locations, and maturity dates.

Private Funds may acquire commercial real estate loans both by directly originating the loans and by purchasing them from third party sellers. They may also invest in commercial real estate-related debt securities such as CMBS, unsecured debt issued by REITs, and interests in other securitized vehicles that own real estate-related debt. When investing in such securities, the Managers of the Private Funds may evaluate credit quality, collateralization levels, duration, property type, property class and location among numerous other aspects of the securities features to determine its investment qualities. The Private Funds may utilize leverage as a way to seek to enhance their returns. The Private Funds may utilize managing match-funded, flexible term debt facilities and securitization vehicles or other financing alternatives available through capital markets.

Real Estate Equity Securities

The Fund’s investment portfolio may include long positions in real estate-related common stocks and preferred stocks, including REIT common and REIT preferred shares. The Fund may focus on companies that target investments within specific property types, countries or regions. The Fund also may invest in depositary receipts relating to foreign securities. See “– Foreign Securities” below. Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

The Fund generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. The Fund may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.

The Fund’s investments in equity securities may include securities that are listed on securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter may not be traded in the volumes typically found on a national securities exchange. Consequently, the Fund may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.

Foreign Securities

The Fund may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, “ADRs”), Global Depositary Receipts and Global Depositary Shares (“GDRs”) and other forms of depositary receipts. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally,

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ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

These securities may be purchased through “sponsored” or “unsponsored” facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. Transaction costs of investing in foreign securities markets are generally higher than in the United States.

Because evidences of ownership of such securities usually are held outside the United States, the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits or adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.

Foreign securities in which the Fund may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and not be publicly-traded. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. Some of these factors are listed in the Prospectus under “Risk Factors –Foreign Investing Risk.”

The Fund may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain of the Fund’s foreign currency denominated portfolio securities irrespective of the underlying investment. The Private Funds may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving a Private Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Fund anticipates purchasing or selling a foreign security. This technique would allow the Fund to “lock in” the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of a Private Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between a Private Fund’s foreign securities holdings and the forward contracts entered into with respect to such holdings.

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Foreign Currency Transactions

A Manager may engage in foreign currency transactions to hedge the U.S. dollar value of the investments and distributions of the Private Funds or other investments, particularly if it expects a decrease in the value of the currency in which the foreign investment is denominated.

Foreign currency transactions may involve, for example, the Manager’s purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive in the exchange. The Fund’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Other Investment Companies

The Fund may invest in securities of other open-end, closed-end or unit investment trust investment companies, including exchange-traded funds (ETFs), to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the Investment Company Act and related rules or interpretations of the SEC. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the Fund itself, which may lead to duplication of expenses while the Fund owns another investment company’s shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same manner, or in response to the same factors, as the underlying instruments or index. Regulatory changes could reduce the Fund’s flexibility to make investments in other investment companies.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

DIRECTORS AND OFFICERS

Directors

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company.

Board’s Oversight Role in Management

The Board’s role in management of the Fund is oversight. The Adviser has primary responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including

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management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, regularly interacts with, and receives risk management reports from, senior personnel of the Adviser, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer, and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Directors) holds regularly scheduled meetings, and between meetings the Audit Committee chair maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals associated with the Adviser entering into sub-advisory relationships with Sub-Advisers. Such relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, Foreside Funds Distributors LLC (the “Distributor”), or any affiliate of the foregoing (such directors, the “Independent Directors”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors. As of the date of this SAI, five (5) of the Fund’s six (6) directors are Independent Directors. Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Director to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Directors, the Board has determined that it is appropriate to have an Interested Director serve as Chairman of the Board.

The address, year of birth, and descriptions of their principal occupations during the past five years are listed below for each director of the Fund. The Fund has divided the directors into two groups: Independent Directors and directors who are “interested persons,” as defined in the Investment Company Act (the “Interested Directors”):

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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Robert F. Doherty; 1964	Independent Director	Since March 2019	Chief Financial Officer of Sustainable Living Partners (Venture Capital & Private Equity) (2018 – present); and Partner of Renova Capital Partners (Venture Capital & Private Equity) (2010 – present).	3	None
Jeffry A. Jones; 1959	Independent Director	Since inception	Principal of SmithJones (Real Estate) (2008 – present).	3	None
Richard J. McCready; 1958	Lead Independent Director	Lead Independent Director (since March 2020); Independent Director since inception	President of The Davis Companies (Real Estate) (2014 – 2022).	3	None
Paul E. Sveen; 1961	Independent Director	Since inception	Chief Financial Officer of Beam Technologies (IT Services) (February 2020 – present); and Chief Financial Officer of Paypal’s merchant lending platform (2018 – 2020).	3	None
Susan K. Wold; 1960	Independent Director	Since August 2022	Senior Vice President, Global Ombudsman and Head of North American Compliance of Janus Henderson Investors (2017-2020); Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus	3	None
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Aspen Series, Janus Detroit Street Trust, and Clayton Street Trust (2017-2020).
Interested Director
Casey Frazier; 1977	Chair of the Board; Director; Chief Investment Officer	Chair of the Board (since August 2022); Director and Chief Investment Officer since inception	Chief Investment Officer of the Adviser (2011 – present); Chief Investment Officer of Versus Capital Infrastructure Income Fund (2023 – present); and Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 – present).	3	None

(1)	The address of each member of the Board is:c/o Versus Capital Real Estate Fund LLC, 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.
(2)	Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
(3)	The term “Fund Complex” as used herein includes the Fund, Versus Capital Real Assets Fund LLC and Versus Capital Infrastructure Income Fund.

Additional information about each director follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each director possesses and that the Board believes has prepared them to be effective directors.

Independent Directors

Robert F. Doherty co-founded Renova Capital Partners, a private equity company focusing on renewable and sustainable investments, in 2010 and has served as the Chief Financial Officer of Sustainable Living Partners since 2018. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine’s Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch’s alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., a commercial solar developer and owner/operator of solar assets in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to its sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelor of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Master of Business Administration from the University of Chicago Graduate School of Business Chicago.

Jeffry A. Jones has over 35 years of real estate investment experience in multiple real estate product types in markets throughout the U.S. Mr. Jones is currently a Principal at SmithJones Partners. Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments. Prior to joining Ameriton, Mr. Jones was Senior Vice President with Archstone-Smith in

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Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S. From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company. Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.

Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses. Mr. McCready retired in December 2022 from his full-time role as President of The Davis Companies, a Boston-based commercial real estate investment, development and management company, where he was responsible for firm-wide strategy and oversaw day-to-day management of all aspects of the firm’s investment and asset management functions and operations. Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF), formerly a publicly-traded commercial real estate finance company with over $10 billion in assets under management, prior to the company’s merger with Colony Capital. He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF. Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates. From 1984 to 1990, he practiced law at Mintz Levin in Boston. In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies. Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.

Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. Since February 2020, Mr. Sveen has served as CFO of Beam Technologies Inc., a Columbus-based insurtech company that is seeking to blend innovative technology with traditional insurance policies to bring a differentiated value proposition to the employee benefits market and disrupt the traditional dental insurance market. He also was engaged in the fintech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017. After the merger, he was CFO of PayPal’s merchant lending platform, where he focused on developing strategies to drive growth through strategic partnerships and a broader use of financial capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities. From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC. Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle. For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider. Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries. He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales. Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises. While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and

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one of the leading Alt-A mortgage originators and servicers in the US at that time. Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.

Susan K. Wold has over 30 years of experience in financial services with broad expertise in global securities regulations, corporate governance and ethics, third party oversight, and mutual funds, exchange traded funds and private fund formation and oversight. Ms. Wold leverages her years in the asset management industry to navigate governance, regulation and risk, set strategic direction and enhance revenue growth. She was formerly the Senior Vice President, Global Ombudsman, Head of North American Compliance and interim Head of Risk for Janus Henderson Investors (2017-2020). She was also Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust and Clayton Street Trust (2017-2020). Prior to that, Ms. Wold was Vice President and Head of Global Corporate Compliance and Chief Compliance Officer of Janus Capital Management LLC and Vice President of Compliance for Janus Capital Group and Janus Capital Management LLC (2005-2017). Prior to Janus Capital Group, Ms. Wold held a variety of positions in the asset management industry including Vice President, Deputy General Counsel and Chief Compliance Officer for National Planning Holdings (2003-2005). Ms. Wold was also Vice President and Group Counsel for American Express and American Express Financial Advisers (1993-2003). Ms. Wold started her career in private practice with a Minneapolis/St. Paul law firm and focused on advising both private and public businesses and business litigation. Ms. Wold holds a Juris Doctor from the University of Minnesota Sturm College of Law, a Business Administration degree from Colorado College and a Diversity, Equity, and Inclusion in the Workplace certificate from the University of South Florida MUMA College of Business. Ms. Wold’s key board skills include strategic planning; corporate governance and regulatory issues; risk management; senior leadership experience; and mergers and acquisitions.

Interested Director

Casey Frazier joined the Adviser as the Chief Investment Officer in 2011. Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing the marketing efforts of the firm. Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010. In this capacity he reviewed and monitored all prospective securities offerings and investments. This included the review of over $7 billion in private real estate transactions. From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser. In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios. During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004. NPH is an organization with four separate broker dealers and over 3,000 registered representatives. This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products. Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation. The Board is aided by Mr. Frazier’s strong investment management skills.

Board Participation and Committees

The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective

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business judgment in the performance of their duties. The charter for the Board’s Nominating and Governance Committee contains factors considered by the Nominating and Governance Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by counsel to the Independent Directors or counsel to the Fund; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement. A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity. A director may resign upon 90 days’ prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then serving would have been elected by the shareholders. The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving. If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.

The Chairman of the Board is Mr. Frazier. The standing committees of the Board include the Audit Committee, Nominating and Governance Committee, Investment Committee, and Valuation Committee.

The current members of the Audit Committee are Mr. Doherty, Mr. McCready, Mr. Jones Mr. Sveen and Ms. Wold, each of whom is an Independent Director. The current Chairman of the Audit Committee is Mr. Doherty. The purpose of the Audit Committee, pursuant to its adopted written charter, is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm. During the fiscal year ended March 31, 2024, the Audit Committee met two times.

The current members of the Nominating and Governance Committee are Mr. Doherty, Mr. McCready, Mr. Jones, Mr. Sveen and Ms. Wold, each of whom is an Independent Director. The current Chairman of the Nominating and Governance Committee is Mr. Sveen. The purpose of the Nominating and Governance Committee, pursuant to its adopted written charter, is to (1) evaluate the suitability of potential candidates for election or appointment to the Board and recommend candidates for nomination; (2) recommend the appointment of members and chairs of each Board committee; (3) develop and recommend to the Board a set of corporate nominating principles applicable to the Fund and monitor corporate nominating matters; and (4) oversee periodic evaluations of the Board and its committees. The Nominating and Governance Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. The Nominating and Governance Committee will consider nominations as it deems appropriate after taking into account, among

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other things, the factors listed in the charter. Information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets as is necessary or appropriate. During the fiscal year ended March 31, 2024, the Nominating and Governance Committee met two times.

The Investment Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Investment Committee is Mr. Frazier. The purpose of the Investment Committee, pursuant to its adopted written charter, is to (1) oversee the Adviser’s determination of, implementation of, and ongoing monitoring of investment strategies and objectives of the Fund, which include the Adviser’s process for the selection and ongoing due diligence of Private Funds, Sub-Advisers, and other direct investments of the Fund; and (2) review and make recommendations to the Board regarding the initial approval and periodic renewal of advisory contracts between the Fund, the Adviser and the Sub-Advisers, as required by Section 15 of the Investment Company Act. During the fiscal year ended March 31, 2024, the Investment Committee met four times.

The Valuation Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Valuation Committee is Mr. Jones. The purpose of the Valuation Committee, pursuant to its adopted written charter, is to oversee the development of Fund policies and procedures and the Adviser’s implementation of those policies and procedures, for the calculation of the Fund’s NAV. The Valuation Committee reviews and oversees the policies and reporting of the underlying asset values of the Private Funds, as well as the portion of the Fund’s assets that are sub-advised by Sub-Advisers and invested directly by the Adviser, including through the Private Funds. During the fiscal year ended March 31, 2024, the Valuation Committee met four times.

Officers

The address, year of birth, and a description of principal occupations during the past five years are listed below for each officer of the Fund.

Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; 1970	Chief Executive Officer	Since inception	Chief Executive Officer of the Adviser (2010 to present); Chief Executive Officer of Versus Capital Infrastructure Income Fund (2023 to present); and Chief Executive Officer of Versus Capital Real Assets Fund LLC (2017 to present).
William R. Fuhs, Jr.; 1968	President	Since inception	President of the Adviser (2010 to present); President of Versus Capital Infrastructure Income Fund (2023 to present); and President of Versus Capital Real Assets Fund LLC (2017 to present).
Casey Frazier; 1977	Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 to present); Chief Investment Officer of Versus Capital Infrastructure Income Fund (2023 to present); and Chief Investment Officer of Versus Capital Real Assets Fund LLC (2017 to present).
Dave Truex; 1983	Deputy Chief Investment Officer	Since November 2021	Deputy Chief Investment Officer of Versus Capital Real Assets Fund LLC (November 2021 to present); Deputy Chief Investment Officer of the Adviser (2017 to present).
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Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Brian Petersen; 1970	Chief Financial Officer, Treasurer	Since August 2019	Chief Financial Officer and Chief Operating Officer of the Adviser (January 2022 to present); Managing Director, Fund Financial Operations of the Adviser (July 2019 to December 2021); Chief Financial Officer and Treasurer of Versus Capital Infrastructure Income Fund (2023 to present); and Chief Financial Officer and Treasurer of Versus Capital Real Assets Fund LLC (August 2019 to present).
Dustin C. Rose; 1983	Assistant Treasurer	Since November 2021	Director of Fund Financial Operations of the Adviser (2020 to present); Assistant Treasurer of Versus Capital Infrastructure Income Fund (2023 to present); Assistant Treasurer of Versus Capital Real Assets Fund LLC (November 2021 to Present); and Assistant Vice President of OFI Global Asset Management, Inc. (2016 to 2020).
Kelly McEwen; 1984	Assistant Treasurer	Since November 2022	Director, Fund Financial Operations of the Adviser (January 2022 to present); Assistant Treasurer of Versus Capital Infrastructure Income Fund (2023 to present); Assistant Treasurer of Versus Capital Real Assets Fund LLC (November 2022 to present); Vice President of SS&C ALPS and Treasurer/Principal Financial Officer of various investment companies (April 2020 to May 2021); Fund Controller of SS&C ALPS (August 2019 to May 2021); and Assistant Vice President of OFI Global Asset Management, Inc. (2015 to August 2019).
Jillian Varner; 1990	Chief Compliance Officer and Secretary	Since July 2023	Chief Compliance Officer of Versus Capital Infrastructure Income Fund, Versus Capital Real Assets Fund LLC and the Adviser (2023 to present); Secretary of Versus Capital Infrastructure Income Fund and Versus Capital Real Assets Fund LLC (2023 to present); Deputy Chief Compliance Officer of the Adviser (February 2022 to July 2023); Director of Compliance and Operations of the Adviser (August 2019 to February 2022); and Compliance Manager at Janus Henderson Investors (January 2019 to July 2019).

(1)	The address of each Officer of the Fund is:c/o Versus Capital Real Estate Fund LLC, 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237.
(2)	Each Officer will serve for the duration of the Fund, or until his or her death, resignation, termination, removal or retirement.

Director Ownership of Securities

The following table shows the dollar range of equity securities owned by the Directors in the Fund and in other investment companies overseen by the Director within the same family of investment companies as of December 31, 2023. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.

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Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Independent Directors
Robert F. Doherty	$50,001 to $100,000	Over $100,000
Jeffry A. Jones	$50,001 to $100,000	$50,001 to $100,000
Richard J. McCready	$10,001 to $50,000	Over $100,000
Paul E. Sveen	$50,001 to $100,000	$50,001 to $100,000
Susan K. Wold	$0	$0
Interested Director
Casey Frazier	Over $500,000	Over $1,000,000

As of June 30, 2024, the Fund’s directors and officers as a group owned less than 1% of the Fund’s outstanding securities.

To the best of their knowledge, none of the Independent Directors (nor any of their immediate family members) have or hold any securities of the Adviser, Security Capital, PrinREI or the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, Security Capital, PrinREI or the Distributor as of December 31, 2023.

Compensation

The Fund Complex (as defined above) pays each Independent Director a per annum fee of $165,000 allocated as follows: fifty percent (50%) of such compensation will be allocated equally among the funds in the Fund Complex and fifty percent (50%) of such compensation will be allocated pro rata annually to each Fund on the basis of each Fund’s assets under management as of December 31 of the preceding year (except that, for the 2024 calendar year, such allocation will take into account the Fund’s average expected assets under management). In addition, the Fund reimburses each of the Independent Directors for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional, per annum retainer of $30,000 from the Fund Complex allocated under the same methodology as described above for the per annum Independent Director fee. Other members of the Board and executive officers of the Fund receive no compensation, other than as noted in the table below. The Nominating and Governance Committee of the Board evaluates the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Directors.

The following table summarizes the compensation paid to the Independent Directors, including Committee fees, and certain executive officers of the Fund for the fiscal year ended March 31, 2024. The Interested Directors and executive officers of the Fund receive no compensation, other than as noted in the table below. This compensation will continue to be evaluated by the Board on an ongoing basis.

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Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Director/Officer (2)
Independent Directors
Robert F. Doherty	$74,318	N/A	N/A	$171,250
Jeffry A. Jones	$64,038	N/A	N/A	$148,750
Richard T. McCready	$64,038	N/A	N/A	$148,750
Paul E. Sveen	$64,038	N/A	N/A	$148,750
Susan K. Wold	$64,038	N/A	N/A	$148,750
Officers
Jillian Varner as Chief Compliance Officer	$45,000(1)	N/A	N/A	$90,000

(1)	Represents amounts being charged to the Fund for compliance services.
(2)	Total compensation for each of the Independent Directors for the fiscal year ended March 31, 2024 includes an additional retainer of $10,000 in connection with the organizational meeting of Versus Capital Infrastructure Income Fund, which was borne by the Adviser.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of June 30, 2024, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.

RECORD SHAREHOLDER	PERCENTAGE OF SHARES
Charles Schwab & Co. Inc.(1) 211 Main St. San Francisco, CA 94105	64.42%
National Financial Services LLC Newport Office Center III 499 Washington Blvd. 5th Fl. Jersey City, NJ 07310	24.33%
MSCS Financial Services LLC 717 17th Street, Suite 1300 Denver, CO 80202	9.25%

(1) The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.

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INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

The Fund’s investment adviser is Versus Capital Advisors LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s offices are located at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado 80237. The Adviser is a Delaware limited liability company originally formed in March of 2007 Colliers VS Holdings, Inc., a wholly-owned indirect subsidiary of Colliers International Group Inc. (together, “Colliers”), owns, directly and indirectly, approximately 75% of the outstanding securities of the Adviser. The Adviser’s co-founders, Mark D. Quam, William R. Fuhs, Jr., and Casey R. Frazier, along with certain other employees, own the remaining balance. Mr. Frazier also serves as Interested Director to the Fund.

The Fund has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser. The Adviser has been delegated the responsibility of selecting the Private Funds and selecting and overseeing the Sub-Advisers (subject to the ultimate oversight of the Board). In selecting Private Funds and Sub-Advisers, the Adviser evaluates each Private Fund and Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objective and strategies. The Adviser monitors the Private Funds and Sub-Advisers on an ongoing basis and may, at its discretion, subject to the repurchase policies of the Private Funds, reallocate the Fund’s assets among the Private Funds and Sub-Advisers, terminate or redeem investments from existing Private Funds or Sub-Advisers, and select additional Private Funds or Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services. The Adviser will perform its duties subject to any policies established by the Board.

The Adviser has claimed the relief provided to fund-of-funds operators pursuant to U.S. Commodity Futures Trading Commission (“CFTC”) No-Action Letter 12-38 and is therefore not subject to registration or regulation as a pool operator under the Commodity Exchange Act with respect to the Fund. For the Adviser to remain eligible for the relief, the Fund must comply with certain limitations, including limitations on its ability to gain exposure to certain financial instruments such as futures, options on futures, and certain swaps (“commodity interests”). These limitations may restrict the Fund’s ability to pursue its investment objectives and strategies, increase the costs of implementing its strategies, result in higher expenses, and/or adversely affect its total return. In the event the Adviser believes that the Fund may no longer be able to comply with, or that it may no longer be desirable for it to comply with, these limitations, the Adviser may register as a commodity pool operator with the CFTC with respect to the Fund. Any such registration could adversely affect the Fund’s total return by subjecting it to increased costs and expenses. If the Adviser registers as a commodity pool operator with the CFTC with respect to the Fund, the commodity pool operators of any shareholders that are pooled investment vehicles may be unable to rely on certain commodity pool operator registration exemptions.

In consideration for all such services, the Fund pays the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 0.95% of the Fund’s NAV, which will accrue daily on the basis of the NAV of the Fund. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. The Adviser may receive additional compensation at an annual rate based on a Subsidiary’s average daily net assets for providing management services to the Subsidiary. To the

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extent the Fund makes investments through a Subsidiary, the Adviser has contractually agreed to reduce the Investment Management Fee paid by the Fund in an amount equal to any management fees it receives from the VCMIX Subsidiary such that, for the collective net assets of the Fund and the VCMIX Subsidiary, the total Investment Management Fee is calculated at a rate of 0.95%.

The Adviser was paid $25,935,739, $28,858,878, and $22,714,987 in advisory fees for the fiscal years ended March 31, 2022, March 31, 2023, and March 31, 2024, respectively.

Sub-Adviser – Security Capital Research & Management Incorporated

The Adviser has engaged Security Capital Research & Management Incorporated (“Security Capital”) a registered investment adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Security Capital is located at 10 South Dearborn Street, 38th Floor Chicago, Illinois 60603. Security Capital typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. Security Capital is paid a management fee by the Fund based on assets under management that decreases as assets increase. The Investment Management Fee will be paid to Security Capital out of the Fund’s assets. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.45% based on assets under management. Security Capital was paid $1,508,603, $1,262,599, and $1,139,482 in Sub-Advisory fees for the fiscal years ended March 31, 2022, 2023, and 2024, respectively.

Sub-Adviser – Principal Real Estate Investors, LLC

The Adviser has engaged Principal Real Estate Investors, LLC (“PrinREI”) a registered investment adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. PrinREI is located at 711 High Street, Des Moines, IA 50392. PrinREI typically seeks to provide exposure to publicly traded Real Estate Securities on behalf of the Fund. PrinREI is paid a management fee by the Fund based on assets under management that decreases as assets increase. The Investment Management Fee will be paid to PrinREI out of the Fund’s assets. The fees are assessed on a sliding scale and range from 0.60% when assets are under $150 million down to 0.49% when assets are over $600 million. PrinREI was paid $2,136,902, $1,601,905 and $945,292 in Sub-Advisory fees for the fiscal years ended March 31, 2022, 2023, and 2024, respectively.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP, located at principal business address 171 N. Clark Street, Chicago, Illinois 60601, serves as the Fund’s independent registered public accounting firm, providing audit and tax services.

CUSTODIAN

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 1010 Grand Blvd., Kansas City, Missouri 64106.

LEGAL COUNSEL

Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, acts as legal counsel to the Fund.

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PORTFOLIO MANAGERS

The following tables identify, as of March 31, 2024 (or another date, if indicated): (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”); (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.

Versus Capital Advisors LLC

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	2	$2.95 billion	3	$1.4 million	0	N/A
Dave Truex, CFA	1	$ 2.95 billion	3	$1.4 million	0	N/A
Kevin Nagy, CAIA*	1	$2.84 billion	0	N/A	0	N/A

Performance Fee Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
Dave Truex, CFA	0	N/A	0	N/A	0	N/A
Kevin Nagy, CAIA*	0	N/A	0	N/A	0	N/A

*Information as of the date of this SAI.

Conflicts of Interest

In addition to the Fund, the Adviser provides investment advisory services to Versus Capital Real Assets Fund LLC and Versus Capital Infrastructure Income Fund, each a continuously offered registered closed-end management investment company that has elected to be treated as an interval fund, as well as three charitable pooled income funds, as defined under section 642(c)(5) of the Internal Revenue Code of 1986, as amended (the “Code”), and may provide investment advisory services to other funds and accounts in the future (collectively with the Fund, “Client Accounts”). Because there are different fee structures for each Client Account and because the Adviser’s portfolio managers may have investments in one Client Account but not another (or they may invest different amounts in each Client Account), the Adviser’s portfolio managers may have an incentive to dedicate more time and resources or to otherwise favor one Client Account over another. The Adviser anticipates that the Fund and another Client Account could have overlapping portfolio holdings or that an investment opportunity would be appropriate for both portfolios. As such, the Adviser has policies and procedures designed to allocate investment opportunities among the Client Accounts on a fair and equitable basis over time. Additional controls are in place to monitor the investment decisions and performance of Client Accounts and to address these and other conflicts of interest. See “Conflicts of Interest – The Adviser, the Sub-Advisers, and the Private Fund Managers” below for an additional discussion of the Adviser’s conflicts of interest.

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Compensation

A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier and includes David Truex, among others. Mr. Frazier and Mr. Truex are each paid a base salary, a discretionary bonus, and a share of the profits, if any, earned in their ownership of the Adviser. Mr. Nagy is paid a base salary and a discretionary bonus.

Ownership of Securities

The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of March 31, 2024.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Casey Frazier	$ 500,001 - $1,000,000
David Truex	$10,001 - $50,000
Kevin Nagy	$0

Security Capital Research & Management Incorporated (“Security Capital”)

As of March 31, 2024, in addition to the Fund, Security Capital’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Assets Managed	Number	Assets Managed	Number	Assets Managed
Anthony R. Manno Jr.	1	$0.3 billion	2	$0.7 billion	87	$2.8 billion
Kevin W. Bedell	1	$0.3 billion	2	$0.7 billion	87	$2.8 billion
Nathan J. Gear	1	$0.3 billion	2	$0.7 billion	87	$2.8 billion

Performance Fee Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Anthony R. Manno Jr.	0	N/A	0	N/A	4	$0.6 billion
Kevin W. Bedell	0	N/A	0	N/A	4	$0.6 billion
Nathan J. Gear	0	N/A	0	N/A	4	$0.6 billion

Conflicts of Interest

The Security Capital portfolio managers’ management of other accounts may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts managed by Security Capital’s portfolio managers include other registered mutual funds and separately managed accounts. The other accounts might have similar investment objectives as the Fund or hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the Fund. While the portfolio managers’ management of other accounts may give rise to the following potential conflicts of interest, Security Capital does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, Security Capital believes that it has designed policies and procedures to manage those conflicts in an appropriate way.

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A potential conflict of interest may arise as a result of the portfolio managers’ day-to-day management of the Fund. Because of their positions with the Fund, the portfolio managers know the size, timing, and possible market impact of Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund. However, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

A potential conflict of interest may arise as a result of the portfolio managers’ management of the Fund and other accounts, which, in theory, may allow them to allocate investment opportunities in a way that favors other accounts over the Fund. This conflict of interest may be exacerbated to the extent that Security Capital or the portfolio managers receive, or expect to receive, greater compensation from their management of the other accounts than from the Fund. Notwithstanding this theoretical conflict of interest, it is Security Capital’s policy to manage each account based on its investment objectives and related restrictions and, as discussed above, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time and in a manner consistent with each account’s investment objectives and related restrictions. For example, while the portfolio managers may buy for other accounts securities that differ in identity or quantity from securities bought for the Fund, such securities might not be suitable for the Fund given the investment objectives and related restrictions.

Compensation

The Fund pays Security Capital a sub-advisory fee based on the net assets of the Fund managed by Security Capital, as set forth in an investment sub-advisory agreement between Security Capital and Versus Capital. Security Capital pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund. The following information relates to the period ended March 31, 2024.

The principal form of compensation of Security Capital’s professionals is a base salary and annual bonus. Base salaries are fixed for each portfolio manager. Each professional is paid a cash salary and, in addition, a year-end bonus based on achievement of specific objectives that the professional’s manager and the professional agree upon at the commencement of the year. The annual bonus is paid partially in cash and partially in either: (i) restricted stock of Security Capital’s parent company, JPMorgan Chase & Co., and/or (ii) in self-directed parent company mutual funds, all vesting over a three-year period (50% each after the second and third years). The annual bonus is a function of Security Capital achieving its financial, operating and investment performance goals, as well as the individual achieving measurable objectives specific to that professional’s role within the firm. The annual incentive program is linked directly to the profitability of each business unit, to JPMorgan Asset Management as a whole, and to the performance of the firm generally. None of the portfolio managers’ compensation is based on the performance of, or the value of assets held in, the Fund.

Ownership of Securities

As of March 31, 2024, Security Capital’s portfolio managers did not beneficially own any shares of the Fund.

Principal Real Estate Investors (“PrinREI”)

As of March 31, 2024, in addition to the Fund, PrinREI’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

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Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Anthony Kenkel	11	$9.5 billion	5	$2.7 billion	82	$9.0 billion
Kelly Rush	11	$9.5 billion	5	$2.7 billion	82	$9.0 billion
Simon Hedger	7	$3.0 billion	4	$1.2 billion	39	$5.8 billion

Performance Fee-Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Anthony Kenkel	0	N/A	0	N/A	5	$506MM
Kelly Rush	0	N/A	0	N/A	5	$506MM
Simon Hedger	0	N/A	0	N/A	4	$506MM

Conflicts of Interest

In addition to sub-advising the Fund, PrinREI provides investment advisory services to numerous other client accounts. The investment objectives and policies of these accounts may differ from those of the Fund. Based on these differing circumstances, potential conflicts of interest may arise because PrinREI may be required to pursue different investment strategies on behalf of the Fund and other client accounts. For example, where PrinREI is managing an account for an individual, it may be required to consider the individual client’s existing positions, personal tax situation, suitability, personal biases, and investment time horizon, considerations that do not necessarily impact its investment decisions on behalf of the Fund. This means that research on securities to determine the merits of including them in the Fund’s portfolio are similar, but not identical, to those employed in building private client portfolios. As a result, there may be instances in which PrinREI purchases or sells an investment for one or more private accounts and not for the Fund, or vice versa. To the extent the Fund and other clients seek to acquire the same security at about the same time, the Fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the Fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular security if the portfolio managers desire to sell the same portfolio security at the same time on behalf of other clients. On the other hand, if the same securities are bought or sold at the same time by more than one client, the resulting participation in volume transactions could produce better executions for the Fund.

Compensation

The Fund pays PrinREI a sub-advisory fee based on the net assets of the Fund managed by PrinREI, as set forth in an investment sub-advisory agreement between PrinREI and Versus Capital. PrinREI pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund. The following information relates to the period ended March 31, 2024.

Compensation for all team members is comprised of fixed pay (base salary) and variable incentive components. As team members advance in their careers, the variable incentive opportunity increases in its proportion commensurate with responsibility levels. Variable incentive takes the form of a profit-based incentive plan with funding based on pre-tax, pre-bonus operating earnings generated by the team. The plan is designed to provide line-of-sight to team members, enabling them to share in current and future business growth (profits of the team) while reinforcing delivery of investment performance, long- term business growth, team collaboration, regulatory compliance, operational excellence, client retention and client satisfaction. Investment performance is measured against relative client benchmarks and peer groups over one-year and three-year periods, calculated quarterly, reinforcing a longer-term orientation.

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Awards from the profit share plan are delivered in the form of cash or a combination of cash, Principal Financial Group (“PFG”) restricted stock units (“RSUs”) and fund deferrals (money is aligned with funds managed by the team). The amount of incentive delivered in the form of RSUs and fund deferral awards depends on the size of an individual’s incentive award as it relates to a tiered deferral schedule, . RSU and fund deferral awards are subject to a three-year cliff vesting schedule. The overall measurement framework and deferred components are designed to align with PrinREI’s desired focus on clients’ objectives (e.g., long-term investment performance; fund deferrals), alignment with Principal shareholders (e.g., RSUs), and talent retention.

The annual discretionary bonus is determined based on investment performance and discretionary factors including individual performance, market compensation levels, retentive needs, contribution to profitability, and collaborative effort. Performance goals used to measure individual performance is closely aligned with client investment goals and objectives, with the largest determinant being portfolio investment performance relative to appropriate client benchmarks and peer groups over one and three-year time periods.

Promotions are based on need for a higher-level role and individual readiness. Readiness for a promotion involves an evaluation of the individual’s demonstrated competencies, proficiencies and behavior.

Ownership of Securities

As of March 31, 2024, PrinREI’s portfolio managers did not beneficially own any shares of the Fund.

REPURCHASES AND TRANSFERS OF SHARES

Involuntary Repurchases

Subject to limitations in the LLC Agreement, the Investment Company Act and the rules thereunder, the Fund’s Board, in its sole discretion, may cause a mandatory repurchase by the Fund of a shareholder’s Shares if (i) such Shares have been transferred in violation of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.

Transfers of Shares

Except under limited circumstances as set forth in the LLC Agreement, no person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, disability, bankruptcy, insolvency, incompetence or dissolution of a shareholder or (ii) with the written consent of the Board or any officer of the Fund to which the Board delegates its

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authority under the LLC Agreement (such consent to be granted or withheld in the sole and absolute discretion of the Board or the officer, as applicable).

Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

CODE OF ETHICS

The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Sub-Adviser has adopted a code of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1. These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (EDGAR) on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Fund invests in Private Funds, which have investors other than the Fund. The Fund may invest some of its assets in non-voting securities of Private Funds.

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. For assets sub-advised by Sub-Advisers, the Adviser has delegated its authority to vote proxies to those Sub-Advisers. The proxy voting policies and procedures of the Adviser and Sub-Advisers are set forth on Appendix A to this SAI. Private Funds typically do not submit matters to investors for vote; however, if a Private Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Private Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.
•	The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.
•	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•	The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Adviser’s Chief Compliance Officer.
•	The Adviser’s Chief Compliance Officer will work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be
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considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.
•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.
•	If it is determined that a conflict of interest is material, the Adviser may seek legal assistance from appropriate counsel for the Adviser to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

•	disclosing the conflict to the Board and obtaining the consent of the Board before voting;
•	engaging another party on behalf of the Fund to vote the proxy on its behalf;
•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
•	such other method as is deemed appropriate under the circumstances given the nature of the conflict.

The Adviser shall maintain a written record of the method used to resolve a material conflict of interest. Information regarding how the Adviser and Sub-Advisers voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period is available without charge, upon request, by calling (877) 200-1878 and is available on the SEC’s website at http://www.sec.gov.

CONFLICTS OF INTEREST

The Adviser, the Sub-Advisers, and the Private Fund Managers

The Adviser, the Sub-Advisers, and the managers of the Private Funds (collectively referred to herein as “Managers”) and their respective affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of the Fund, the Private Funds, and other registered investment companies, private investment funds, and individual accounts (collectively, “Adviser Clients”). Each Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and other Adviser Clients at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other Adviser Clients, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other Adviser Clients.

Other Adviser Clients may have investment objectives and strategies that are similar to those of the Fund and may involve the same types of investments as the Fund and/or the Private Funds. As a result, a Manager’s other Adviser Clients may compete with the Fund and/or the Private Funds for appropriate investment opportunities and conflicts of interest may arise with respect to the allocation of the investment opportunities, particularly with respect to capacity constrained opportunities. It is the policy of each of the Adviser and Sub-Advisers, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other Adviser Clients. Investment decisions for the Fund are made independently from those of other Adviser Clients. Neither the Adviser nor any Sub-Adviser has any obligation to invest on behalf of the Fund in any investment opportunity that the Adviser or Sub-Adviser invests in on behalf of other Adviser Clients if, in its opinion, such investment appears to be unsuitable, impractical, or undesirable for the Fund.

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Conversely, certain portfolio strategies of the Managers and/or their respective affiliates used for other Adviser Clients could conflict with the strategies employed by the Managers in managing the Fund or the Private Funds, as applicable, particularly where a Manager has limited the capacity for a particular strategy or the number of accounts it will manage. As a result, the Fund may invest in a manner opposite to that of a Manager’s other Adviser Clients – i.e., the Fund buying an investment when other Adviser Clients are selling, and vice-versa. The Managers and/or their respective affiliates may give advice or take action with respect to any of their Adviser Clients that may differ in the nature or timing of any advice or action taken with respect to the Fund or the Private Funds. The Adviser may have relationships with certain Managers described herein for certain of its other Adviser Clients and the Adviser will have discretion in determining the Fund’s level of participation with such Managers. In some cases, such relationships for other Adviser Clients may be on terms different from, and sometimes more favorable than, the terms for the Fund. The Adviser, the Managers, and/or their respective affiliates may have investments or other business relationships with each other or with the Private Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser. These other relationships could be more valuable than the Adviser’s or Manager’s relationships with the Fund, either due to compensation arrangements or otherwise. In addition, the Adviser, the Sub-Advisers and/or their respective affiliates may receive research products and services in connection with the brokerage services that the Adviser, the Sub-Advisers, and/or their respective affiliates may provide from time to time. For these reasons, the Managers may have financial incentives to favor certain Adviser Clients over the Fund may be conflicted in providing services to the Fund relative to its other Adviser Clients, and the Adviser will face a conflict in evaluating such Managers. Due to the prohibitions contained in the Investment Company Act regarding certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds and other Adviser Clients managed by certain Managers, even if the investment would be appropriate for the Fund.

The Adviser and the Sub-Advisers may have an incentive to favor certain accounts over the Fund to the extent they have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund. The proprietary activities or portfolio strategies of the Adviser, the Sub-Advisers and their respective affiliates, and the activities or strategies used for accounts managed by the Adviser, the Sub-Advisers, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by the Fund, and could affect the prices and availability of the securities and instruments in which the Fund invests. Issuers of securities held by the Fund or a Private Fund may have publicly or privately traded securities in which the Adviser, the Managers, and/or their respective affiliates are investors or market makers. The trading activities of the Adviser, the Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Private Funds and may have an effect on the value of the positions so held. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Sub-Advisers may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund. The managers of the Private Funds may have conflicts of interest with respect to the Private Funds that are similar to the conflicts of interest that the Sub-Advisers have with the Fund, which therefore indirectly impact the Fund.

As a diversified global real estate and investment management firm, Colliers, the parent company of the Adviser, engages in a broad spectrum of real estate and investment activities. In the ordinary course of its business, Colliers engages in activities where Colliers’s interests or the interests of its clients may conflict with the interests of the Fund. Colliers holds ownership interests in, and is otherwise affiliated with, certain other investment managers (“Affiliated Managers”). Colliers and the Affiliated Managers advise clients with a wide variety of investment objectives that in some instances may overlap or conflict with the

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Fund’s investment objectives and present conflicts of interest. The conflicts of interest described above apply to Colliers and the Affiliated Managers as “Managers.” In addition, Colliers’s financial interests in the Affiliated Managers may create an affiliation between the Adviser and the Affiliated Managers and will give rise to conflicts of interest between the Fund and other investment vehicles managed by other asset managers. For example, such financial interests create an incentive for the Adviser to invest in funds managed by an Affiliated Manager or hire an Affiliated Manager as a sub-adviser to the Fund or other funds sponsored by the Adviser. Further, if the Fund is invested in funds managed by an Affiliated Manager, there is a conflict between the Adviser’s obligations to the Fund, on the one hand, and the Adviser’s (or Colliers’s) interest in the success of the Affiliated Manager, on the other hand.

The nature of the Adviser’s and Colliers’s relationship with the Affiliated Managers means that, due to the prohibitions contained in the Investment Company Act on certain transactions between a registered investment company and affiliated persons of it, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds or other vehicles managed by Affiliated Managers, even if the investment would be appropriate for the Fund. These prohibitions are designed to prevent affiliates and insiders from using a registered investment company (such as the Fund) to benefit themselves to the detriment of the registered investment company and its shareholders. For investments in Private Funds managed by Affiliated Managers that predate Colliers’s acquisition of the Adviser, or to the extent the Fund is invested in a Private Fund sponsored or managed by an entity that subsequently becomes a Affiliated Manager (e.g., due to Colliers’ acquisition of such entity), the Fund may not be able to make further investments in such Private Funds or redeem existing interests back to such Private Funds, even if the additional investment or redemption would be beneficial to the Fund. The Adviser and its affiliates will endeavor to manage these potential conflicts in a fair and equitable manner, subject to legal, regulatory, contractual, or other applicable considerations. There is no assurance that conflicts of interest will be resolved in favor of the Fund’s shareholders, and, in fact, they may not be. Conflicts of interest not described herein may also exist.

The Distributor and Intermediaries

Foreside Funds Distributors LLC serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries (e.g., banks, broker/dealers, investment advisers, trusts, financial industry professionals, etc. collectively referred to as “Intermediaries” and individually as “Intermediary”) to receive orders and provide certain related services on behalf of the Fund. Additionally, the Adviser has entered into distribution and/or servicing agreements to compensate Intermediaries for distribution-related activities and/or for providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees paid to Intermediaries are not paid by the Fund.

Any Intermediaries or their respective affiliates may provide distribution, shareholder servicing, brokerage, placement, investment banking, or other financial or advisory services from time to time to one or more other funds, accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services.

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TAX ASPECTS

The following discussion of U.S. federal income tax consequences of an investment in Shares of the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, this summary has not described certain tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations, pension plans and trusts, regulated investment companies, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts (“IRAs”)), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.

Taxation of the Fund

The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company (“RIC”) under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are

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readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.

If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.

The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

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Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the RIC makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a RIC with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.

Fund Distributions

The Fund intends to make distributions to shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder affirmatively elects not to reinvest in additional Shares pursuant to the Fund’s Distribution Reinvestment Policy (as described in the Prospectus). Shareholders whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Distribution Reinvestment Policy in additional shares of the Fund.

Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

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For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. The IRS and the Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.

Distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as

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such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.

Sales, Exchanges or Repurchases of Shares

The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a shareholder’s shares pursuant to a Repurchase Offer (as described in the Prospectus) generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the Repurchase Offer, or (iii) the Repurchase Offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.

If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the Repurchase Offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a

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dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the Repurchase Offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a Repurchase Offer will be subject to basis adjustments in accordance with the provisions of the Code.

Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular Repurchase Offer, shareholders who do not sell shares pursuant to that Repurchase Offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the Repurchase Offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that Repurchase Offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the Repurchase Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the Repurchase Offer.

Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.

Original Issue Discount, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case

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of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligation in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”

From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.

A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.

In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.

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Higher-Risk Securities

Any investments in debt obligations that are at risk of or in default may present special tax issues. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on such a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.

Securities Purchased at a Premium

Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.

Passive Foreign Investment Companies

If the Fund were to make an equity investment in certain “passive foreign investment companies” (“PFICs”) such investment could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid imposition of that tax. For example, the Fund may elect to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund would be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC or to obtain the information necessary to make a QEF or mark-to-market election, the Fund may incur the tax and interest charges described above in some instances.

Controlled Foreign Corporations

If the Fund were to invest in a controlled foreign corporation (“CFC”) in which it is a “U.S. Shareholder” under the Code, the Fund would be required to include in gross income for United States federal income tax purposes the Fund’s share of the CFC’s “subpart F income” and “global intangible low taxed income” (“GILTI”), in each case whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans and net payments received with respect to

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equity swaps and similar derivatives. GILTI generally includes the active operating profits of the CFC, reduced by a deemed return on the tax basis of the CFC’s depreciable tangible assets. “Subpart F income” and GILTI are generally treated as ordinary income, regardless of the character of the CFC’s underlying income. Under final Treasury Regulations, such subpart F and GILTI inclusions by the Fund would constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent such income is either (i) timely and currently repatriated or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies.

Municipal Bonds

The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other regulated investment companies. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.

Certain Fund Investments

The Fund is permitted to invest up to 25% of its total assets in the aggregate in the VCMIX Subsidiary, which has elected to be treated as a corporation for U.S. federal income tax purposes, and any other issuer that the Fund controls and that is engaged in the same, similar or related trade or business. A RIC generally does not take into account income earned by a U.S. corporation in which it invests unless and until the corporation distributes such income to the RIC as a dividend. Where a Subsidiary, such as the VCMIX Subsidiary, is organized in the U.S., the Subsidiary will be liable for an entity-level U.S. federal income tax on its income from U.S. and non-U.S. sources, as well as any applicable state taxes, which will reduce the Fund’s return on its investment in the Subsidiary. If a net loss is realized by the Subsidiary, such loss is not generally available to offset the income of the Fund.

Certain Investments in REITs

Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings which could result in the Fund receiving return of capital distributions from the REIT; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.

Certain Investments in REITs – Tax Risk

As long as certain requirements are met, a REIT generally is not subject to entity-level tax on the income and gain it distributes to shareholders. In order to qualify as a REIT under the Code, a REIT must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. The application of such requirements is not entirely clear, and it is possible that the IRS may interpret or apply those requirements in a manner that jeopardizes the ability of a REIT to satisfy all of the requirements for qualification as a REIT even if so intended.

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If a REIT fails to qualify as a REIT for any taxable year and it does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax on its taxable income at corporate rates. In addition, it will generally be disqualified from treatment as a REIT for the four taxable years following the year of losing its REIT status. Losing its REIT status will reduce its net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders will no longer qualify for the dividends paid deduction, and a REIT will no longer be required to make distributions. If this occurs, the REIT might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Forward Contracts

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts and certain foreign currency positions, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Private Funds

The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes.

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.

In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified

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as partnerships for federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.

Because the Fund may not have timely or complete information concerning the amount and sources of such a Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.

Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Fund that limit utilization of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders. The Fund’s investment in Private Funds may also adversely bear on the Fund’s ability to qualify as a RIC under Subchapter M of the Code.

Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).

Investments in Other RICs

The Fund’s investment in shares of other mutual funds, ETFs or other companies that qualify as regulated investment companies (each, an “underlying RIC”), can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the underlying RIC, rather than in shares of the underlying RIC. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligible for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the underlying RIC.

Derivatives, Hedging, and Other Transactions

In addition to the special rules described above in respect of futures transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts), as well as any of its hedging transactions, may be subject to one or more special tax rules. These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term

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or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a fund-level tax.

Book-Tax Differences

Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.

Mortgage-Related Securities

The Fund may invest directly or indirectly in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in collateralized mortgage obligations (“CMOs”) with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP — referred to in the Code as an “excess inclusion”— will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC, such as the Fund, will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.

In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an IRA, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.

Foreign (Non-U.S.) Taxation

Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those

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investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.

Tax-exempt Shareholders

Income of a RIC that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b). A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

In addition, special tax consequences apply to CRTs that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a RIC that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a RIC that recognizes “excess inclusion income,” then the RIC will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the Investment Company Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax-exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.

Non-U.S. Shareholders

Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.

In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding

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for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.

If the Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.

Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.

Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).

A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of the Fund (as described below).

Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.

Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds

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USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and regulated investment companies that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in regulated investment companies generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.

If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption.

If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.

Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.

Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.

In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.

A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.

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Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or a greater loss over a combination of years), the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and Department of Treasury have issued proposed regulations providing that these withholding rules will not be applicable to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Shares Purchased Through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

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BROKERAGE

When effecting portfolio transactions on behalf of the Fund, the Adviser seeks to obtain the best overall terms available for the Fund. While the Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily be paying the lowest spread or commission available. In assessing the best overall terms available for any transaction, the Adviser considers factors deemed relevant, including: (i) the nature, size and type of the security being traded and the character of the markets for which the security will be purchased or sold; (ii) the activity, existing and expected, in the market for the particular security and the desired timing of the trade; (iii) the proposed transaction price as compared to the current carrying cost of the investment; (iv) the speed and likelihood of execution; (v) the liquidity profile of the investment; (vi) the ability of a broker-dealer to maintain confidentiality, including trade anonymity; (vii) the quality of the execution, clearance, and settlement services of a broker-dealer; (viii) the liquidity needs, allocation requirements and investment guidelines of the broader Fund portfolio; and (ix) the ability to redeem or purchase shares directly from the issuer.

Each Sub-Adviser is directly responsible for the execution of its portfolio investment transactions on behalf of the Fund and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

In executing transactions, each Sub-Adviser will seek to obtain the best execution for the transactions, and may take into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Sub-Adviser with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although each Sub-Adviser generally will seek reasonably competitive commission rates, a Sub-Adviser will not necessarily pay the lowest commission available on each transaction. The Sub-Advisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Following the principle of seeking best execution, a Sub-Adviser may place brokerage business on behalf of the Fund with brokers that provide the Sub-Adviser and its affiliates with supplemental research, market and statistical information (“soft dollars”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Sub-Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Sub-Adviser or its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Sub-Adviser in connection with the Fund. Conversely, the information provided to the Sub-Adviser by brokers and dealers through which other clients of the Sub-Adviser and its affiliates effect securities transactions may be useful to the Sub-Adviser in providing services to the Fund.

Each Sub-Adviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.

Regular Broker Dealers

The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the Investment Company Act) or their parent companies held by the Fund as of the close

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of its most recent fiscal year and state the value of such holdings. As of the date of this SAI, the Fund did not hold any securities of its regular brokers or dealers or their parent companies.

Brokerage Commissions

The table below sets forth information concerning the payment of brokerage commissions (which do not include dealer “spreads” (markups or markdowns) on principal trades) in connection with portfolio transactions executed by the Fund’s Adviser and Sub-Advisers for the indicated fiscal years. None of these amounts were paid to any broker affiliated with the Adviser or relevant Sub-Adviser.

Total Brokerage Commissions Paid*	2024	2023	2022
Portion of Fund managed by the Adviser	$320,499	$0	$276,901
Portion of the Fund managed by Security Capital	$84,787	$106,915	$198,341
Portion of the Fund managed by PrinREI	$90,354	$170,177	$240,940
Total(1)	$495,640	$277,092	$716,182

* Fiscal year ending 3/31

(1) The increase in brokerage commissions in 2024 as compared to the fiscal year ended March 31, 2023 and the decrease in brokerage commissions in 2024 as compared to the fiscal year ended March 31, 2022 is due to an increase in trading activities and lower net inflows, respectively.

The Adviser

The Adviser does not enter into soft dollar arrangements.

Security Capital

Security Capital’s overall objective in effecting client transactions is to seek to obtain best execution. Brokers utilized to execute a client trade must be on the list of approved counterparties that is prepared and maintained by the JPMorgan Asset Management Counterparty Risk Group. Security Capital’s trading processes are designed to reduce the cost of transactions and capitalize on market opportunities. To achieve these objectives, Security Capital’s in-house trader communicates with the market makers in real estate securities, focuses on liquidity trends and identifies trading opportunities. Best execution determinations may include the following: research provided, price, brokerage commission rates, promptness of execution, ability of the broker to execute, clear and settle, confidentiality provided by broker, market coverage provided by broker including access to public offerings, financial responsibility and responsiveness, and consistent quality of service from broker.

Security Capital does not enter into soft dollar arrangements. However, Security Capital does receive or have access to research generally made available by a broker to its trading clients. In addition, Security Capital does consider the value-added quality of proprietary research received from brokers in allocating trades to brokers that may result in its clients paying higher rates of commissions than might be available from other broker-dealers or through the use of alternative trading systems. During the last fiscal year, Security Capital, through an internal allocation procedure, directed the Fund’s brokerage transactions

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to brokers providing research services in the amount of $149.9 million in transactions and $0.1 million in related commissions.

PrinREI

PrinREI pays for some services with soft dollars however it generally limits its participation in these arrangements annually to an amount that, in its judgment, ensures best execution of client transactions. It is their policy to use all soft dollar credits generated by brokerage commissions attributable to client accounts in a manner consistent with the “safe harbor” established by Section 28(e) of the Securities Exchange Act. During the last fiscal year, PrinREI, through an internal allocation procedure, directed the Fund’s brokerage through multiple brokers in the amount of approximately $100.2 million in transactions and $90,354 in related commissions, of which $48,175 in commissions went towards research services.

FINANCIAL STATEMENTS

The Fund’s audited financial statements appearing in the Fund’s Annual Report on Form N-CSR for the fiscal year ended March 31, 2024 are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm for the Fund, whose report is included in such Annual Report.

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APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES

Versus Capital Advisors - Proxy Voting Policy

Most Recently Revised: May 20, 2024

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Background

Rules 206(4)-6 and 204-2 under the Investment Advisers Act of 1940 (the “Adviser’s Act”) help regulate proxy voting by investment advisers with authority to vote their clients’ proxies. Under the Advisers Act, an adviser is a fiduciary that owes each of its clients the duties of care and loyalty with respect to all services undertaken on the client’s behalf. To satisfy its duty of loyalty, the adviser should cast proxy votes in a way that will advance the best interest of its client. The adviser should not put its own interests ahead of the client’s. Under Rule 206(4)-6, it is a fraudulent, deceptive, or manipulative act, practice or course of business for investment advisers to exercise voting authority over client proxies unless they:

•	Adopt and implement written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the client’s best interest;
•	Disclose to clients how they may obtain information regarding how their proxies were voted; and
•	Describe proxy voting policies and procedures and furnish a copy of the policies and procedures to the client when requested to do so.

Policies and Procedures

Voting Guidelines

Versus Capital (the “Company”) may be delegated the authority to vote proxies on behalf of its clients, which as of the date of this policy include private charitable trusts established as pooled income funds (“PIFs”) under Section 642(c)(5) of the Internal Revenue Code of 1986, as amended, and closed-end interval funds registered under the Investment Company Act of 1940 (“Registered Funds”, and collectively with the PIFs referred herein as “Clients”). The PIFs are managed for the benefit of a single non-profit entity (the “Non-Profit”), and the Non-Profit votes all proxies of the underlying mutual funds held by each PIF. For the Registered Funds, the Company is delegated the authority to vote proxies and in turn delegates its authority to vote proxies of publicly traded securities managed by sub-advisers to each respective sub-adviser, subject to Board approval and ongoing oversight of the proxy voting policies and procedures of each Sub-Adviser. If an issuer of a direct investment or a private institutional investment fund held by a Registered Fund submits a matter for a vote, the Company will vote on the matter in a way that it believes is in the best interest of the Registered Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

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•	In voting proxies, the Company is guided by general fiduciary principles. The Company’s goal is to act prudently, solely in the best interest of its Clients.

•	The Company attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

•	The Company, absent particular reason, will generally vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Company applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Company’s interests and those of its Clients before voting proxies on behalf of such Clients. Versus Capital relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•	The Company’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Company with respect to voting proxies on behalf of Clients, both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Company’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of the Company’s Chief Compliance Officer (“CCO”).

•	The CCO works with appropriate personnel of the Company to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Company’s decision making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Company shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Company may vote proxies notwithstanding the existence of the conflict.

•	If it is determined that a conflict of interest is material, the Company may seek legal assistance from appropriate counsel for the Company to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

▪	disclosing the conflict to a Client’s Board and obtaining the consent from a Client’s Board before voting;

▪	engaging another party on behalf of a Client to vote the proxy on its behalf;

▪	engaging a third-party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

▪	such other method as is deemed appropriate under the circumstances given the nature of the conflict.
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Books and Records

The Company’s CCO is responsible for ensuring the appropriate books and records are maintained for each proxy voted on behalf of a client when the Company has proxy voting authority. As the Registered Funds’ investments in publicly traded securities are generally the responsibility of each Fund’s sub-advisers, all sub-advisers will be contractually required to maintain the necessary books and records and will be asked to certify to this fact on a periodic basis. In the event the Company directly votes a proxy, appropriate records will be maintained in accordance with Rule 204-2, including:

•	Copies of all policies and procedures required by Rule 206(4)-6.
•	A copy of each proxy statement that the investment adviser receives regarding a Client’s securities. (An adviser may satisfy this requirement by relying on a third-party, such as a proxy voting service, or the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system.)
•	A record of each vote cast by the Company on behalf of a Client. (The Company may satisfy this requirement by relying on a third-party service to provide these records. The third party should be capable of providing documents promptly upon request.)
•	A copy of any document created by the Company that was material in making a decision on how to vote proxies on a Client’s behalf or that articulates the basis for that decision.
•	A copy of each written Client request for information on how the Company voted proxies on the Client’s behalf, as well as a copy of any written response by the Company to any written or oral client request for information.
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Principal Global Investors

Proxy Voting Policies and Procedures

Introduction

Principal Global Investors1 (“PGI”) is an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”). As a registered investment adviser, PGI has a fiduciary duty to act in the best interests of its clients. PGI recognizes that this duty requires it to vote client securities, for which it has voting power on the applicable record date, in a timely manner and make voting decisions that are in the best interests of its clients. This document, Principal Global Investors’ Proxy Voting Policies and Procedures (the “Policy”) is intended to comply with the requirements of the Investment Advisers Act of 1940, the Investment Company Act of 1940 and the Employee Retirement Income Security Act of 1974 applicable to the voting of the proxies of both US and non-US issuers on behalf of PGI’s clients who have delegated such authority and discretion.

Effective January 1, 2021, Finisterre Investment Teams adopted the policies and procedures in the Adviser’s compliance manual except for the following proxy polices and procedures. Finisterre Investment Teams will continue to follow the previously adopted proxy polices and procedures until amended. Please see the Appendix to the compliance manual for Finisterre specific proxy policies and procedures.

Relationship between Investment Strategy, ESG and Proxy Voting

PGI has a fiduciary duty to make investment decisions that are in its clients’ best interests by maximizing the value of their shares. Proxy voting is an important part of this process through which PGI can support strong corporate governance structures, shareholder rights and transparency. PGI also believes a company’s positive environmental, social and governance (“ESG”) practices may influence the value of the company, leading to long-term shareholder value. PGI may take these factors into considerations when voting proxies in its effort to seek the best outcome for its clients. PGI believes that the integration of consideration of ESG practices in PGI’s investment process helps identify sources of risk that could erode the long-term investment results it seeks on behalf of its clients. From time to time, PGI may work with various ESG-related organizations to engage issuers or advocate for greater levels of disclosure.

Roles and Responsibilities

Role of the Proxy Voting Committee

PGI’s Proxy Voting Committee (the “Proxy Voting Committee”) shall (i) oversee the voting of proxies and the Proxy Advisory Firm, (ii) where necessary, make determinations as to how to instruct the vote on certain specific proxies, (iii) verify ongoing compliance with the Policy, (iv) review the business practices of the Proxy Advisory Firm and (v) evaluate, maintain, and review

1 These policies and procedures apply to Principal Global Investors, LLC, Principal Real Estate Investors, LLC, Principal Global Investors (Hong Kong) Limited and any affiliates which have entered into participating affiliate agreements with the aforementioned managers.

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the Policy on an annual basis. The Proxy Voting Committee is comprised of representatives of each investment team and a representative from PGI Risk, Legal, Operations, and Compliance will be available to advise the Proxy Voting Committee but are non-voting members. The Proxy Voting Committee may designate one or more of its members to oversee specific, ongoing compliance with respect to the Policy and may designate personnel to instruct the vote on proxies on behalf the PGI’s clients (collectively, “Authorized Persons”).

The Proxy Voting Committee shall meet at least four times per year, and as necessary to address special situations.

Role of Portfolio Management

While the Proxy Voting Committee establishes the Guidelines and Procedures, the Proxy Voting Committee does not direct votes for any client except in certain cases where a conflict of interest exists. Each investment team is responsible for determining how to vote proxies for those securities held in the portfolios their team manages. While investment teams generally vote consistently with the Guidelines, there may be instances where their vote deviates from the Guidelines. In those circumstances, the investment team will work within the Exception Process. In some instances, the same security may be held by more than one investment team. In these cases, PGI may vote differently on the same matter for different accounts as determined by each investment team.

Proxy Voting Guidelines

The Proxy Voting Committee, on an annual basis, or more frequently as needed, will direct each investment team to review draft proxy voting guidelines recommended by the Committee (“Draft Guidelines”). The Proxy Voting Committee will collect the reviews of the Draft Guidelines to determine whether any investment teams have positions on issues that deviate from the Draft Guidelines. Based on this review, PGI will adopt proxy voting guidelines. Where an investment team has a position which deviates from the Draft Guidelines, an alternative set of guidelines for that investment team may be created. Collectively, these guidelines will constitute PGI’s current Proxy Voting Guidelines and may change from time to time (the “Guidelines”). The Proxy Voting Committee has the obligation to determine that, in general, voting proxies pursuant to the Guidelines is in the best interests of clients. Exhibit A (Base) and Exhibit B (Sustainable) to the Policy sets forth the current Guidelines.

There may be instances where proxy votes will not be in accordance with the Guidelines. Clients may instruct PGI to utilize a different set of guidelines, request specific deviations, or directly assume responsibility for the voting of proxies. In addition, PGI may deviate from the Guidelines on an exception basis if the investment team or PGI has determined that it is the best interest of clients in a particular strategy to do so, or where the Guidelines do not direct a particular response and instead list relevant factors. Any such a deviation will comply with the Exception Process which shall include a written record setting out the rationale for the deviation.

The subject of the proxy vote may not be covered in the Guidelines. In situations where the Guidelines do not provide a position, PGI will consider the relevant facts and circumstances of a particular vote and then vote in a manner PGI believes to be in the clients’ bests interests. In such circumstance, the analysis will be documented in writing and periodically presented to the Proxy

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Voting Committee. To the extent that the Guidelines do not cover potential voting issues, PGI may consider the spirit of the Guidelines and instruct the vote on such issues in a manner that PGI believes would be in the best interests of the client.

Use of Proxy Advisory Firms

PGI has retained one or more third-party proxy service provider(s) (the “Proxy Advisory Firm”) to provide recommendations for proxy voting guidelines, information on shareholder meeting dates and proxy materials, translate proxy materials printed in a foreign language, provide research on proxy proposals, operationally process votes in accordance with the Guidelines on behalf of the clients for whom PGI has proxy voting responsibility, and provide reports concerning the proxies voted (“Proxy Voting Services”). Although PGI has retained the Proxy Advisory Firm for Proxy Voting Services, PGI remains responsible for proxy voting decisions. PGI has designed the Policy to oversee and evaluate the Proxy Advisory Firm, including with respect to the matters described below, to support the PGI’s voting in accordance with this Policy.

Oversight of Proxy Advisory Firms

Prior to the selection of any new Proxy Advisory Firm and annually thereafter or more frequently if deemed necessary by PGI, the Proxy Voting Committee will consider whether the Proxy Advisory Firm: (a) has the capacity and competency to adequately analyze proxy issues and provide the Proxy Voting Services the Proxy Advisory Firm has been engaged to provide and (b) can make its recommendations in an impartial manner, in consideration of the best interests of PGI’s clients, and consistent with the PGI’s voting policies. Such considerations may include, depending on the Proxy Voting Services provided, the following: (i) periodic sampling of votes pre-populated by the Proxy Advisory Firm’s systems as well as votes cast by the Proxy Advisory Firm to review that the Guidelines adopted by PGI are being followed; (ii) onsite visits to the Proxy Advisory Firm office and/or discussions with the Proxy Advisory Firm to determine whether the Proxy Advisory Firm continues to have the capacity and competency to carry out its proxy obligations to PGI; (iii) a review of those aspects of the Proxy Advisory Firm’s policies, procedures, and methodologies for formulating voting recommendations that PGI consider material to Proxy Voting Services provided to PGI, including factors considered, with a particular focus on those relating to identifying, addressing and disclosing potential conflicts of interest (including potential conflicts related to the provision of Proxy Voting Services, activities other than Proxy Voting Services, and those presented by affiliation such as a controlling shareholder of the Proxy Advisory Firm) and monitoring that materially current, accurate, and complete information is used in creating recommendations and research; (iv) requiring the Proxy Advisory Firm to notify PGI if there is a substantive change in the Proxy Advisory Firm’s policies and procedures or otherwise to business practices, including with respect to conflicts, information gathering and creating voting recommendations and research, and reviewing any such change(s); (v) a review of how and when the Proxy Advisory Firm engages with, and receives and incorporates input from, issuers, the Proxy Advisory Firm’s clients and other third-party information sources; (vi) assessing how the Proxy Advisory Firm considers factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; (vii) in case of an error made by the Proxy Advisory Firm, discussing the error with the Proxy Advisory Firm and determining whether appropriate corrective and preventive action is being taken; and (viii) assessing whether the Proxy Advisory Firm appropriately updates its methodologies, guidelines,

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and voting recommendations on an ongoing basis and incorporates input from issuers and Proxy Advisory Firm clients in the update process. In evaluating the Proxy Advisory Firm, PGI may also consider the adequacy and quality of the Proxy Advisory Firm’s staffing, personnel, and/or technology.

Procedures for Voting Proxies

To increase the efficiency of the voting process, PGI utilizes the Proxy Advisory Firm to act as its voting agent for its clients’ holdings. Issuers initially send proxy information to the clients’ custodians. PGI instructs these custodians to direct proxy related materials to the Proxy Advisory Firm. The Proxy Advisory Firm provides PGI with research related to each resolution.

PGI analyzes relevant proxy materials on behalf of their clients and seek to instruct the vote (or refrain from voting) proxies in accordance with the Guidelines. A client may direct PGI to vote for such client’s account differently than what would occur in applying the Policy and the Guidelines. PGI may also agree to follow a client’s individualized proxy voting guidelines or otherwise agree with a client on particular voting considerations.

PGI seeks to vote (or refrain from voting) proxies for its clients in a manner that PGI determines is in the best interests of its clients, which may include both considering both the effect on the value of the client’s investments and ESG factors. In some cases, PGI may determine that it is in the best interests of clients to refrain from exercising the clients’ proxy voting rights. PGI may determine that voting is not in the best interests of a client and refrain from voting if the costs, including the opportunity costs, of voting would, in the view of PGI, exceed the expected benefits of voting to the client.

Procedures for Proxy Issues within the Guidelines

Where the Guidelines address the proxy matter being voted on, the Proxy Advisor Firm will generally process all proxy votes in accordance with the Guidelines. The applicable investment team may provide instructions to vote contrary to the Guidelines in their discretion and with sufficient rationale documented in writing to seek to maximize the value of the client’s investments or is otherwise in the client’s best interest. This rationale will be submitted to PGI Compliance to approve and once approved administered by PGI Operations. This process will follow the Exception Process. The Proxy Voting Committee will receive and review a quarterly report summarizing all proxy votes for securities for which PGI exercises voting authority. In certain cases, a client may have elected to have PGI administer a custom policy which is unique to the Client. If PGI is also responsible for the administration of such a policy, in general, except for the specific policy differences, the procedures documented here will also be applicable, excluding reporting and disclosure procedures.

Procedures for Proxy Issues Outside the Guidelines

To the extent that the Guidelines do not cover potential voting issues, the Proxy Advisory Firm will seek direction from PGI. PGI may consider the spirit of the Guidelines and instruct the vote on such issues in a manner that PGI believes would be in the best interests of the client. Although this not an exception to the Guidelines, this process will also follow the Exception Process. The Proxy Voting Committee will receive and review a quarterly report summarizing all proxy votes

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for securities for which PGI exercises voting discretion, which shall include instances where issues fall outside the Guidelines.

Securities Lending

Some clients may have entered into securities lending arrangements with agent lenders to generate additional revenue. If a client participates in such lending, the client will need to inform PGI as part of their contract with PGI if they require PGI to take actions in regard to voting securities that have been lent. If not commemorated in such agreement, PGI will not recall securities and as such, they will not have an obligation to direct the proxy voting of lent securities.

In the case of lending, PGI maintains one share for each company security out on loan by the client. PGI will vote the remaining share in these circumstances.

In cases where PGI does not receive a solicitation or enough information within a sufficient time (as reasonably determined by PGI) prior to the proxy-voting deadline, PGI or the Proxy Advisory Firm may be unable to vote.

Regional Variances in Proxy Voting

PGI utilizes the Policy and Guidelines for both US and non-US clients, and there are some significant differences between voting U.S. company proxies and voting non-U.S. company proxies. For U.S. companies, it is usually relatively easy to vote proxies, as the proxies are typically received automatically and may be voted by mail or electronically. In most cases, the officers of a U.S. company soliciting a proxy act as proxies for the company’s shareholders.

With respect to non-U.S. companies, we make reasonable efforts to vote most proxies and follow a similar process to those in the U.S. However, in some cases it may be both difficult and costly to vote proxies due to local regulations, customs or other requirements or restrictions, and such circumstances and expected costs may outweigh any anticipated economic benefit of voting. The major difficulties and costs may include: (i) appointing a proxy; (ii) obtaining reliable information about the time and location of a meeting; (iii) obtaining relevant information about voting procedures for foreign shareholders; (iv) restrictions on trading securities that are subject to proxy votes (share-blocking periods); (v) arranging for a proxy to vote locally in person; (vi) fees charged by custody banks for providing certain services with regard to voting proxies; and (vii) foregone income from securities lending programs. In certain instances, it may be determined by PGI that the anticipated economic benefit outweighs the expected cost of voting. PGI intends to make their determination on whether to vote proxies of non-U.S. companies on a case-by-case basis. In doing so, PGI shall evaluate market requirements and impediments, including the difficulties set forth above, for voting proxies of companies in each country. PGI periodically reviews voting logistics, including costs and other voting difficulties, on a client by client and country by country basis, in order to determine if there have been any material changes that would affect PGI’s determinations and procedures.

Conflicts of Interest

PGI recognizes that, from time to time, potential conflicts of interest may exist. In order to avoid any perceived or actual conflict of interest, the procedures set forth below have been established

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for use when PGI encounters a potential conflict to ensure that PGI’s voting decisions are based on maximizing shareholder value and are not the product of a conflict.

Addressing Conflicts of Interest – Exception Process

Prior to voting contrary to the Guidelines, the relevant investment team must complete and submit a report to PGI Compliance setting out the name of the security, the issue up for vote, a summary of the Guidelines’ recommendation, the vote changes requested and the rational for voting against the Guidelines’ recommendation. The member of the investment team requesting the exception must attest to compliance with Principal’s Code of Conduct and the has an affirmative obligation to disclose any known personal or business relationship that could affect the voting of the applicable proxy. PGI Compliance will approve or deny the exception in consultation, if deemed necessary, with the Legal.

If PGI Compliance determines that there is no potential material conflict exists, the Guidelines may be overridden. If PGI Compliance determines that there exists or may exist a material conflict, it will refer the issue to the Proxy Voting Committee. The Proxy Voting Committee will consider the facts and circumstances of the pending proxy vote and the potential or actual material conflict and decide by a majority vote as to how to vote the proxy – i.e., whether to permit or deny the exception.

In considering the proxy vote and potential material conflict of interest, the Proxy Voting Committee may review the following factors:

•	The percentage of outstanding securities of the issuer held on behalf of clients by PGI;
•	The nature of the relationship of the issuer with the PGI, its affiliates or its executive officers;
•	Whether there has been any attempt to directly or indirectly influence the investment team’s decision;
•	Whether the direction of the proposed vote would appear to benefit PGI or a related party; and/or
•	Whether an objective decision to vote in a certain way will still create a strong appearance of a conflict.

In the event that the Proxy Advisor Firm itself has a conflict and thus is unable to provide a recommendation, the investment team may vote in accordance with the recommendation of another independent service provider, if available. If a recommendation from an independent service provider other than the Proxy Advisor Firm is not available, the investment team will follow the Exception Process. PGI Compliance will review the form and if it determines that there is no potential material conflict mandating a voting recommendation from the Proxy Voting Committee, the investment team may instruct the Proxy Advisory Firm to vote the proxy issue as it determines is in the best interest of clients. If PGI Compliance determines that there exists or may exist a material conflict, it will refer the issue to the Proxy Voting Committee for consideration as outlined above.

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Availability of Proxy Voting Information and Recordkeeping

Disclosure

On a quarterly basis, PGI publicly discloses on our website https://www.principalglobal.com/eu/about-us/responsible-investing a voting report setting forth the manner in which votes were cast, including details related to (i) votes against management, and (ii) abstentions. Form more information, Clients may contact PGI for more information related to how PGI has voted with respect to securities held in the Client’s account. On request, PGI will provide clients with a summary of PGI’s proxy voting guidelines, process and policies and will inform the clients how they can obtain a copy of the complete Proxy Voting Policies and Procedures upon request. PGI will also include such information described in the preceding two sentences in Part 2A of its Form ADV.

Recordkeeping

PGI will keep records of the following items: (i) the Guidelines, (ii) the Proxy Voting Policies and Procedures; (iii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iv) records of votes they cast on behalf of clients, which may be maintained by a Proxy Advisory Firm if it undertakes to provide copies of those records promptly upon request; (v) records of written client requests for proxy voting information and PGI’s responses (whether a client’s request was oral or in writing); (vi) any documents prepared by PGI that were material to making a decision how to vote, or that memorialized the basis for the decision; (vii) a record of any testing conducted on any Proxy Advisory Firm’s votes; (viii) materials collected and reviewed by PGI as part of its due diligence of the Proxy Advisory Firm; (ix) a copy of each version of the Proxy Advisory Firm’s policies and procedures provided to PGI; and (x) the minutes of the Proxy Voting Committee meetings. All of the records referenced above will be kept in an easily accessible place for at least the length of time required by local regulation and custom, and, if such local regulation requires that records are kept for less than six years from the end of the fiscal year during which the last entry was made on such record, we will follow the US rule of six years. If the local regulation requires that records are kept for more than six years, we will comply with the local regulation. We maintain the vast majority of these records electronically.

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Security Capital Research & Management Incorporated (“SC-R&M”)

Compliance Policy

Regulatory Category: Proxy Voting

Overview:

➢	Advisers are fiduciaries and must act in the best interest of the client with respect to functions undertaken on behalf of the client, including proxy voting activities.
➢	Advisers must have written policies and procedures regarding how proxies are voted. The policies and procedures must include procedures intended to prevent material conflicts of interest from affecting the manner in which proxies are voted.
➢	SC-R&M has adopted written policies and procedures that address how proxies are voted and how this information can be obtained by clients.

Applicable Regulation:

➢	Investment Advisers Act of 1940: Rule 206(4)-6
➢	Securities Exchange Act of 1934: Rule 240.14Ad-1

Summary of Regulatory Requirements:

1.	An adviser must adopt and implement written policies and procedures reasonably designed to ensure that:
	a.	proxies are voted in the best interest of the client;
	b.	conflicts are identified and handled appropriately; and
	c.	fiduciary obligations are fulfilled.
2.	An adviser must disclose to its clients how they may obtain information on how proxies were voted for securities held for their accounts.
3.	An adviser must disclose to clients information about its proxy voting policies and procedures and how clients may obtain them.
4.	Effective July 1, 2024, an adviser subject to the Exchange Act is required to report annually to the SEC on Form N-PX how it voted proxies relating to shareholder advisory votes on executive compensation (or “say-on-pay”) matters.

Activities Conducted by SC-R&M to Satisfy Regulatory Requirements:

1.	SC-R&M has adopted and implemented policies and procedures that are reasonably designed to ensure that it votes client securities in the best interest of clients, which procedures include how the Adviser addresses material conflicts of interest.
2.	SC-R&M seeks to have each investment management agreement set forth whether SC-R&M or the client is responsible for voting proxies. If SC-R&M is responsible, it is SC-
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R&M’s objective to vote proxies in the best interests of the client and in accordance with SC-R&M’s Proxy Voting Procedures and Guidelines.
3.	Investment personnel are principally responsible for determining how to vote individual proxies in accordance with the SC-R&M Proxy Voting Guidelines.
4.	SC-R&M intends that all proxies received on securities held in portfolios over which SC-R&M has proxy voting authority shall be voted, except in limited situations. These instances include, but are not limited to: (a) if the proxy involves foreign securities and the expense and administrative inconvenience or other costs outweigh the benefits to the clients of voting the securities; (b) when it may not be possible to obtain sufficient information to make an informed decision in good time to vote, or there may be specific financial risks where, for example, voting can preclude participating in certain types of corporate action. In these instances, it may sometimes be in SC-R&M’s clients’ best interests to intentionally refrain from voting in certain overseas markets from time to time; and (c) if the security is on loan, as the title passes to the borrower of the securities. Unless SC-R&M is directly involved in a client’s securities lending arrangement because it is a party to the client’s securities lending agreement and/or SC-R&M, as investment advisor, makes the decision to loan the client’s securities, SC-R&M is not responsible for recalling securities to vote proxies for securities that have been loaned from the client’s account. For accounts where SC-R&M is directly involved, SC-R&M has adopted procedures to determine if it should recall securities on loans to vote proxies when it believes a vote is material with respect to an investment.
5.	Subject to the oversight by the Proxy Committee, SC-R&M has retained the services of independent voting service providers (Independent Voting Services) to assist with functions such as: coordinating with client custodians to ensure that all proxy materials are processed in a timely fashion, recordkeeping, acting as an agent to execute SC-R&M’s proxy voting decisions, providing proxy research and analysis, and to provide certain conflict of interest-related services.
6.	To oversee and monitor the proxy voting process, SC-R&M has established a Proxy Committee that meets annually or more frequently as circumstances dictate. The Proxy Committee is comprised of the Proxy Administrator and senior officers from the Investment, Legal, Compliance, Operations and Risk Management Departments.
7.	The primary functions of the Proxy Committee include: (1) reviewing and approving the Proxy Voting Guidelines annually; (2) providing advice and recommendations on general proxy-voting matters including potential or material conflicts of interests escalated to it from time to time, as well as on specific voting issues to be implemented by the Adviser; and (3) determining the independence of any third-party vendor to which it has delegated proxy voting responsibilities (such as, for example, delegation when SC-R&M has identified a material conflict of interest) and to conclude that there are no conflicts of interest that would prevent such vendor from providing such proxy voting services prior to delegating proxy responsibilities.
8.	SC-R&M has established the role of a Proxy Administrator to oversee the proxy voting process. The Proxy Administrator, working with the portfolio management teams, including portfolio managers and research analysts, is responsible for voting proxies as
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described in the Proxy Voting Guidelines. Sales and marketing professionals are precluded from participating in the decision-making process

9.	Duties of the Proxy Administrator also include:

•	reviewing considerations and recommendations of portfolio management teams or investment stewardship specialists with respect to proposals not covered by the Proxy Voting Guidelines, or to override the Prescribed Guidelines;
•	referring investment considerations and recommendations regarding overrides to the Proxy Committee, if necessary;
•	determining, in the case of overrides, whether a material conflict exists;
•	in cases where the Proxy Voting Guidelines contemplate voting on a case-by-case basis, determining whether the vote requires escalation to certain portfolio management teams to make a voting decision or can be voted, given SC-R&M’s history and experience in analyzing and voting similar proxy matters; sharing research in the case of escalated votes, which may include research from the investment stewardship teams and third-party research providers or compensation experts, with portfolio management teams, and determining whether to further escalate voting recommendations of the portfolio management teams to the relevant Proxy Committee for further review;
•	escalating material conflicts to the Proxy Committee; and
•	maintaining the required records. The Proxy Administrator utilizes an automated system to communicate, track and store the relevant data regarding the proxy voting process.

10.	An investment professional may override the recommendation of the proxy service and/or the SC-R&M policy position in situations in which no conflict of interest has been identified. If such override occurs, certification by the investment professional is required and must include: a written analysis supporting their recommendation, confirmation that the Information Safeguarding and Barriers Policy was not violated, and a statement that they are not aware of any personal or other relationship that could present an actual or potential conflict of interest.
11.	Proxy voting procedures adopted and implemented by an Adviser are required to include procedures that are reasonably designed to address material conflicts of interest that may arise between the investment adviser’s interests and those of its clients. In order to maintain the integrity and independence of SC-R&M’s investment processes and decisions, including proxy voting decisions, and to protect SC-R&M’s decisions from influences that could lead to a vote other than in its clients’ best interests, JPMC (including SC-R&M) has adopted policies and procedures that (i) address the handling of conflicts, (ii) establish information barriers, and (iii) restrict the use of MNPI. Material conflicts of interest are further avoided by voting in accordance with SC-R&M’s predetermined Prescribed Guidelines.
12.	Investment personnel analyze issues to determine if any conflict regarding proxy voting exists, and if any material conflict is identified, the matter is referred to the Proxy Administrator or its designee.
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13.	Generally, when a material conflict of interest is identified by the Proxy Administrator or investment professional responsible for the particular proxy vote, a third party proxy voting vendor will be directed to vote the proxy in accordance with the SC-R&M Proxy Voting Procedures and Guidelines or by using its own guidelines. In addition, it is the responsibility 35 of the Proxy Administrator to raise the matter to Legal and Compliance, where appropriate, and to the Proxy Committee, to review the conflict of interest votes. Examples of such material conflicts of interest that could arise include circumstances in which: (i) management of a SC-R&M client or prospective client, distributor or prospective distributor of its investment management products, or critical vendor, is soliciting proxies and failure to vote in favor of management may harm SC-R&M’s relationship with such company and materially impact SC-R&M’s business; or (ii) a personal relationship between a SC-R&M officer and the management of a company or other proponent of a proxy proposal could impact SC-R&M’s voting decision; and (iii) when a JPMAM affiliate is an investment banker or rendered a fairness opinion with respect to the matter that is the subject of the proxy vote.
14.	Depending on the nature of the conflict, the Adviser may elect to take one or more of the following measures, or other appropriate action:

•	Removing certain Adviser personnel from the proxy voting process; • “Walling off” personnel with knowledge of the conflict to ensure that such personnel do not influence the relevant proxy vote;
•	Voting in accordance with the applicable Prescribed Guidelines, if any, if the application of the Proxy Voting Guidelines would objectively result in the casting of a proxy vote in a predetermined manner; or
•	Deferring the vote to an independent third party, if any, that will vote in accordance with its own determination. However, the Adviser may request an exception to this process to vote against a proposal rather than referring it to an independent third party (“Exception Request”) where the Proxy Administrator has actual knowledge indicating that a JPMC affiliate is an investment banker or rendered a fairness opinion with respect to the matter that is the subject of a proxy vote. The Proxy Committee shall review the Exception Request and shall determine whether the Adviser should vote against the proposal or whether such proxy should still be referred to an independent third party due to the potential for additional conflicts or otherwise.

15.	Effective July 1, 2024, SC-R&M will file annually on Form N-PX how it voted proxies relating to shareholder advisory votes on executive compensation (or “say-on-pay”) matters. Form N-PX is to be filed not later than August 31 of each year, containing its proxy voting record for the most recent 12-month period ended June 30. Records relating to the votes will be provided by advisor. Upon request, clients may obtain information as to how SC-R&M voted for their account by contacting their Client Account Manager.
16.	SC-R&M clients can obtain voting records for their portfolio(s) as well as a copy of the SC-R&M Proxy Voting Guidelines by contacting their Client Account Manager.
17.	SC-R&M maintains all proxy voting records in an easily accessible place for seven (7) years.
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Areas of Responsibility

➢	Portfolio Management
➢	Client Service
➢	Operations
➢	Compliance Department
➢	Legal Department
➢	Risk Management
➢	Proxy Administrator
➢	Proxy Committee
➢	Third Party Oversight Group

Applicable Policies

➢	ERISA Fiduciary Policy
➢	Information Safeguarding and Barriers Policy – Firmwide
➢	Conflicts of Interest Policy – Firmwide
➢	SC-R&M Conflicts of Interest, including Safeguarding of Inside Information Policy
➢	SC-R&M Proxy Voting Procedures and Guidelines
➢	SC-R&M Compliance with Securities Position Regulations Policy

Updated: April 2024

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits:

1. Financial Statements

Included in Part A: Financial highlights for the fiscal years ended March 31, 2024, 2023, 2022, 2021, 2020, 2019, 2018, 2017, 2016, and 2015.

Included in Part B: Reference is made to the Registrant’s financial statements, accompanying notes and report of the independent registered public accounting firm thereon for the fiscal year ended March 31, 2024 which were included with the Registrant’s Annual Report on Form N-CSR filed with the Commission on June 7, 2024 (File No. 811-22534), which is incorporated by reference into this Post-Effective Amendment in its entirety.

The 2024 Annual Report is also available for download free of charge at https://www.versuscapital.com/investment-funds/vcmix/.

2.  Exhibits:

a	Amendment to Certificate of Formation, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.
a(1)	Amendment to Certificate of Formation – Filed herewith.
b(1)	Amended and Restated Limited Liability Company Agreement dated November 20, 2020, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-236968) on May 28, 2021.
b(2)	Amendment to the Amended and Restated Limited Liability Company Agreement dated July 29, 2024 – Filed herewith.
c	Not applicable.
d	Article III, Sections 3.5 (Actions by Members) and 3.10 (Powers of Members) and Article VII, Section 7.2 (Rights and Liabilities with Respect to Shares) of the Amended and Restated Limited Liability Company Agreement dated November 20, 2020, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-236968) on May 28, 2021.
e	Dividend Reinvestment Plan – Filed herewith.
f	Not applicable.
g(1)	Investment Management Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.
g(2)	Security Capital Research & Management Incorporated Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.
g(3)	Amendment to Security Capital Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 16 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on December 17, 2018.
g(4)	Second Amendment to Security Capital Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-236968) on March 6, 2020.
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g(5)	Third Amendment to Security Capital Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-236968) on May 28, 2021.
g(6)	Principal Real Estate Investors, LLC Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 12 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on November 8, 2016.
g(7)	Amendment to Principal Real Estate Investors, LLC Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-236968) on March 6, 2020.
g(8)	Fee Letter Relating to Principal Real Estate Investors, LLC Sub-Advisory Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-236968) on May 28, 2021.
g(9)	Investment Management Agreement between the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File No. 333-266297) on October 11, 2022.
g(10)	Security Capital Research & Management Incorporated Sub-Advisory Agreement between the Adviser and Security Capital Research & Management Incorporated, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File No. 333-266297) on October 11, 2022.
g(11)	Principal Real Estate Investors, LLC Investment Sub-Advisory Agreement between the Adviser and Principal Real Estate Investors, LLC, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File No. 333-266297) on October 11, 2022.
g(12)	Investment Management Agreement between VCMIX Subsidiary LLC and the Adviser – Filed herewith.
g(13)	Management Fee Waiver Agreement between the Registrant and the Adviser – Filed herewith.
h	Distribution Agreement by and between the Fund and Foreside Funds Distributors LLC (the “Distribution Agreement”), previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File No. 333-236968) on November 21, 2021.
i	Not applicable.
j(1)	Custody Agreement between the Registrant and UMB Bank, n.a., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333- 266297) on March 11, 2024 and incorporated herein by reference.
j(2)	Foreign Custody Delegation Agreement between the Registrant and UMB Bank, n.a., previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333- 266297) on March 11, 2024 and incorporated herein by reference.
k(1)	Administration and Accounting Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.
k(2)	Amendment to Administration and Accounting Services Agreement dated August 9, 2018, previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-266297) on July 22, 2022.
k(3)	Amendment to Administration and Accounting Services Agreement dated February 12, 2019, previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-266297) on July 22, 2022.
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k(4)	Transfer Agency and Shareholder Services Agreement, previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.
k(5)	Expense Limitation and Reimbursement Agreement, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 6, 2015. This contract expired on June 30, 2015, pursuant to its terms.
k(6)	Amended & Restated Indemnity Agreement by and among the Fund and the Adviser, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 18 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on August 7, 2019.
k(7)	Power of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 18 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on August 7, 2019.
k(8)	Power of Attorney of Susan K. Wold, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File No. 333-266297) on October 11, 2022 and incorporated herein by reference.
k(9)	Power of Attorney, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-266297; 811-22534) on July 27, 2023 and incorporated herein by reference.
k(10)	Power of Attorney dated May 29, 2024 – Filed herewith.
1	Opinion and Consent of Ropes & Gray LLP, previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-266297) on July 22, 2022 and incorporated herein by reference.
m	Not applicable.
n	Consent of Independent Registered Public Accounting Firm – Filed herewith.
o	Not applicable.
p	Not applicable.
q	Not applicable.
r(1)	Joint Code of Ethics of the Fund and the Adviser – Filed herewith.
r(2)	Code of Ethics of Security Capital Research & Management Incorporation,previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File No. 333-236968) on November 21, 2021.
r(3)	Code of Ethics of Principal Real Estate Investors, LLC, previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File No. 333-236968) on November 21, 2021.

Item 26. Marketing Arrangements:

See the Distribution Agreement, filed as Exhibit h to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement on November 23, 2021, and incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution:

Not applicable

Item 28. Persons Controlled by or Under Common Control:

VCMIX Subsidiary LLC , a Delaware limited liability company, is a wholly-owned subsidiary of the Fund and is consolidated for financial reporting purposes.

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Item 29. Number of Holders of Securities as of June 30, 2024:

Title of Class	Number of Record Holders
Common	14,048

Item 30. Indemnification:

Reference is made to Article III, Section 3.8 of the Registrant’s Amended and Restated Limited Liability Company Agreement, incorporated by reference hereto (the “LLC Agreement”), and Section 7 of the Registrant’s Distribution Agreement, filed as Exhibit h which was previously filed and is incorporated by reference hereto.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser:

A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s prospectus in Part A herein in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298) and is incorporated herein by reference.

This information with respect to Security Capital Research & Management, Incorporated, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-53815), which is incorporated herein by reference.

This information with respect to Principal Real Estate Investors, LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-55618), which is incorporated herein by reference.

Item 32. Location of Accounts and Records:

BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 240 Greenwich Street, New York, NY 10286. All other required books and records are maintained by the Adviser and the Registrant at 5050 S. Syracuse Street, Suite 1100, Denver, Colorado

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80237, and the Registrant’s sub-advisers, Principal Real Estate Investors, LLC, 711 High Street, Des Moines, IA 50392, and Security Capital Research & Management Incorporated, 10 South Dearborn Street, 38th Floor, Chicago, Illinois 60603.

Item 33. Management Services:

Not applicable.

Item 34. Undertakings:

1.	Not applicable.
2.	Not applicable.
3.	The Registrant undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B under the Securities Act:

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(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C under the Securities Act: Each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

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(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.
6.	Not applicable.
7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.
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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 29th day of July, 2024.

VERSUS CAPITAL REAL ESTATE FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 29, 2024.

Name:	Title:
/s/ Mark D. Quam
Mark D. Quam	Chief Executive Officer (Principal Executive Officer)
/s/ Casey R. Frazier
Casey R. Frazier*	Director and Chief Investment Officer
/s/ Jeffry A. Jones
Jeffry A. Jones*	Director
/s/ Richard J. McCready
Richard J. McCready*	Director

/s/ Paul E. Sveen
Paul E. Sveen*	Director

/s/ Robert F. Doherty
Robert F. Doherty*	Director

/s/ Susan K. Wold
Susan K. Wold*	Director

/s/ Brian Petersen
Brian Petersen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*By:	/s/ Jillian Varner
Jillian Varner**
Chief Compliance Officer and Secretary

** Attorney-in-fact pursuant to the powers of attorney that are filed herewith.

EXHIBITS INDEX

(a)(1)	Amendment to Certificate of Formation
(b)(2)	Amendment to Amended and Restated Limited Liability Company Agreement
(e)	Dividend Reinvestment Plan
(g)(12)	Investment Management Agreement between VCMIX Subsidiary LLC and the Adviser
(g)(13)	Management Fee Waiver Agreement between the Registrant and the Adviser
k(10)	Power of Attorney
n	Consent of Independent Registered Public Accounting Firm
r(1)	Joint Code of Ethics of the Fund and the Adviser